UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

AI4SEC, Incorporated

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      May 22, 2019

Physical Address of Issuer:

920 Ranch Road 620 South, Suite 302, Lakeway, Texas 78734.

Website of Issuer:

www.cybolt.com

Is there a co-issuer?____ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a cash fee comprised of four point six percent (4.6%) of any amounts raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of shares or Series A Preferred Stock equal to one point three percent (1.3%) of the securities sold.

Type of Security Offered:

Series A Preferred Stock

Target Number of Securities to be Offered:

12,000 shares

Price (or Method for Determining Price):

$8.75 per share

Target Offering Amount:

$105,000.00 USD.

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000.00 USD

Deadline to reach the Target Offering Amount:

September 24, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

The Company has no direct employees. The Company's subsidiaries in Mexico collectively employ approximately 135 non-W2 employees.

	Most recent fiscal year-end (2020) (in Dollars)	Prior fiscal year-end (2019) (in Dollars)
Total Assets	16,363,781	10,640,405
Cash & Cash Equivalents	2,775,036	2,132,963
Accounts Receivable	7,314,445	3,275,437
Short-term Debt	40,365	4,474,358
Long-term Debt	500,000	0
Revenues/Sales	26,669,226	20,577,329
Cost of Goods Sold*	16,201,038	15,931,760
Taxes Paid	1,535,296	256,933
Net Income	2,475,998	1,017,483

*Realization Cost of Projects in financial statements

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 22,2021

AI4SEC, Incorporated.



Up to $5,000,000 of Series Preferred A Stock

AI4SEC, Incorporated. ("**AI4SEC**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $105,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Series A Preferred Stock (the "**Securities**") at a price per share of $8.75 on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by September 24, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by a pro rata beneficial interest (based on the amount invested by you) in an Omnibus Series A Preferred Stock Instrument, as further described below. Under the Subscription Agreement and Omnibus Series A Preferred Stock Instrument, in the form attached as Exhibit E to this Form C, Securities sold in this Offering will be deposited into each Investors' custodial account with Prime Trust, LLC, who will serve as the custodian and legal record holder (the "**Custodian**") for this Offering and reflect each Investors' beneficial interest in the Omnibus Series A Preferred Stock Instrument in such Investors' individual custodial accounts. Investors will be required to establish, or verify that they already have, an account with the Custodian in order to receive Securities from this Offering. Each Investor must maintain, a custody account in good standing with the Custodian pursuant to a valid and binding custody account agreement.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions [(1)(2)]	Net Proceeds
Minimum Individual Purchase Amount [(3)]	$262.50	$12.08	$250.48
Maximum Individual Purchase Amount [(3)(4)]	$750,000	$34,500	$715,500
Target Offering Amount	$105,000	$4,830	$100,170
Maximum Offering Amount	$5,000,000	$230,000	$4,770,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   At the conclusion of the offering, the issuer shall pay a cash fee comprised of: (i) four point six percent (4.6%) of any amounts raised up to five million dollars ($0.00- $5,000,000);. In addition to the cash fees reflected here, the Intermediary will also receive compensation in the form of securities equal to: (i) one point three percent (1.3%) of the securities sold.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY

INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any "bad actor" disqualifications under any U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.cybolt.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $25,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/cybolt

The date of this Form C is July 22, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

AI4SEC, Incorporated, through its subsidiaries and under the Cybolt brand offers an extensive portfolio of cyber security and risk management solutions.

AI4SEC, Incorporated, was incorporated in Delaware, on May 22, 2019 and on November the 27, 2019 acquired Cyber Team S.A.P.I. de C.V., a Mexican company in the Cybersecurity industry formed by the merger of specialized and market-leading companies from different cyber-security and risk management disciplines.

By combining these companies, the Company believes it offers end-to-end solutions without losing the uniqueness and agility of each one.

Cybolt is now a leading company in the cybersecurity sector in Latin America, with solid international standards, best practices, top notch-technology and certifications, capable of offering services anywhere in the world, while having a cost-competitive and highly scalable delivery platform with the best technology.

The Company is located at 920 Ranch Road 620 South, Suite 302, Lakeway, Texas 78734.

The Company's website is www.cybolt.com.

The Company conducts its business through Información Segura SA de CV, Novitech SA de CV, Cybolt Managed Services SA de CV and CKC Consultores SA de CV, all Mexican corporations, wholly-owned by its wholly-owned subsidiary Cyber Tam SAPI de CV

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/cybolt and is attached as <u>Exhibit B</u> to this Form C.

The Offering

Minimum Amount of the Securities Offered	12,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	12,000
Maximum Amount of the Securities Offered	571,428
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	571,428 [*]
Price Per Security	$8.75
Minimum Individual Purchase Amount	$262.50 [+]
Maximum Individual Purchase Amount	$750,000.00 [+]
Offering Deadline	September 24, 2021
Use of Proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on page 24.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee: one point three percent (1.3%) of the securities sold..

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

<center>**RISK FACTORS**</center>

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

The operating companies have been in business for more than 10 years, but we have a limited joint history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any young company encounters.

The Company is still in an early phase but is operating profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

Despite the impossibility of operating in the offices, the Company's revenue has not been adversely affected, due to a home-office plan implemented in March 2020.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan.

We may face potential difficulties in obtaining capital.

We will require additional funds to execute our business strategy. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our inorganic growth strategies.

Currently, our authorized capital stock consists of 16,600,000 shares of common stock and 600,000 preferred shares, of which 16,000,000 shares of common stock and 0 of preferred shares are issued and outstanding. We may not have enough authorized common stock to be able to obtain funding by issuing shares of our common or preferred stock .

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

<center>3</center>

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Luis Adrian Gómez Moreno, our ,CEO, Gonzalo de Velasco, our Head of Public and Corporate Safety, Oscar Gutierrez Cruz our Finance Director, Salvador Aranda Calvillo our Director of Resilience Managed Services, Gustavo Davila Covarrubias our Director of Public and Safety, Alberto Gomez Ferrer our Technology Director, Sitlalmina Hernandez Serrano our Cyber Intelligence Director, Cynthia Jimenez Garcia PMO Director, Mariana Paredes Pacheco our People Director, Alfredo Sastre Barraza, Cybersecurity Director, Javier Vargas Rodriguez our Director of Strategic Accounts and Mario Ramirez Fuentes, our Commercial Director. The Company has employment agreements with all ofthem, however there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of any directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

WEST\295394260.1

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under U.S. federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

This Offering has not been approved by the Mexican National Securities Registry, and the Securities will not be registered therewith nor maintained by the Mexican National Banking and Securities Commission.

Neither this Offering nor the Securities have been approved by, registered with or maintained by the Mexican National Securities Registry or the Mexican National Banking and Securities Commission. Accordingly, the Securities may not be offered or sold publicly in Mexico, except to certain Mexican investors that qualify as institutional or accredited investors pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores). If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with your acquisition of the Securities, including obtaining required governmental or other consents or observing any other legal requirements.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will be required to purchase beneficial interests in the Securities in this offering using custodial accounts managed by Prime Trust, which may reduce an Investor's ability to trade or otherwise liquidate their position without incurring a fee.

In order to better manage its cap table, the Company has elected to exclusively accept investment commitments in the offering through custodial accounts managed by the escrow agent, Prime Trust. Therefore, to make an investment commitment, a prospective Investor must make a custodial account, and maintain its good standing, with Prime Trust pursuant to a valid and binding custody account agreement, and subscribe to the offering in a manner that appoints Prime Trust as their custodian and legal record holder of the Securities. While Investors will be able to receive a full refund if their consideration if they cancel their investment commitment, if the Investor wishes to transfer the Company common stock purchased in this offering out of the Prime Trust custodial account, they may incur a fee.

Investors Purchasing the Securities will have limited rights.

Upon executing the Subscription Agreement for Beneficial Interest in Omnibus Series A Preferred Stock Instrument Representing Economic Interest in the Securities, in the form attached as <u>Exhibit E</u> to this Form C (the "**Subscription Agreement**"), the Investor, as a holder of a beneficial interest in Omnibus Series A Preferred Stock Instrument Representing Economic Interest in the Securities Beneficial Interest, shall have no (i) voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Series A Preferred Stock Instrument (or the Investor's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Series A Preferred Stock Instrument, or (ii) right to be deemed the legal record owner of the Securities for any purpose, nor will anything in such Subscription Agreement be construed to confer on the Investor any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Omnibus Series A Preferred Stock Instrument.

Investors will hold beneficial shares issued by the holding company, not the operating entities.

The Company deos not directly generate income nor serve clients. All the business activity and generation of income is performed through its fully owned subsidiaries. The financial information reflects the consolidated financial information of the Company and its subsidiaries.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

In exchange for each individual Investor's commitment, Investors will receive a beneficial interest in the Omnibus Series A Preferred Stock Instrument, not our Series A Preferred Stock or our common stock.

Upon acceptance of an individual Investor's subscription, such Investor will receive the right to an indirect economic interest in certain shares of Series A Preferred Stock, to be represented by a pro rata beneficial interest in an Omnibus Series A Preferred Stock Instrument issued by the Company to the custodian designated therein, presently being Prime Trust, with Prime Trust, in its capacity as Custodian as legal record owner of the Series A Preferred Stock. The beneficial interest in the Omnibus Series A Preferred Stock Instrument does not entitle Investors, excluding Prime

Trust as the custodian and legal record holder, to any voting, information or inspection rights with respect to the Company, aside from any disclosure the Company is required to make under relevant securities regulations, nor are Investors entitled to exchange the beneficial interest for Series A Preferred Stock. Prime Trust as the custodian shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Series A Preferred Stock Instrument and any ancillary agreements, in each instance to the exclusion of each Investor. Investors should carefully review the Subscription Agreement for the Omnibus Series A Preferred Stock Instrument to understand the risks inherent in this investment vehicle.

Investors will not have voting rights

Investors will not have the right to vote upon matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" or mandatory redemption provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If this occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are beneficial equity interests, have beneficial ownership rights and have no voting rights or ability to direct the Company or its actions.

A liquidity event may involve the Company's sole majority stockholder, instead of the Company.

One hundred percent of the Company's outstanding stock, before giving effect to the Offering, is owned by a single stockholder, Pursuit SCA SICAV RAIF. A potential acquiror may choose to purchase Pursuit SCA SICAV RAIF, instead of the Company. If this occurs, and if the Company never undergoes a liquidity event itself, Investors could be left holding the Securities in perpetuity.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities.

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The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. The price of the Securities is based upon the Company's projected cash flows. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors have been paid in full. The holders of the Securities can not be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

AI4SEC, Incorporated is the holding of Cybolt, a Next-Generation IT Security Services provider specialized in delivering multi-technology solutions for managing digital risks and transforming ways of working—ultimately becoming our customers' long-term IT security partner.

Headquartered in Mexico City, plus two Delivery Centers in Mexico

Cybolt is the merger of specialized and market-leading companies from different cyber-security and risk management disciplines. By combining these companies, we facilitate everything for the client with end-to-end solutions without losing the uniqueness and agility of each one.

Business Plan

The Cybersecurity and Digital Risk Management Industry is an interesting investment market. Valued globally at nearly $173 Billion in 2020, and expected to grow to $270 billion in 2026, with a predicted enterprise spending of $12.6 Billion on cloud security tools by 2023, up from $5.8 Billion in 2018. The Industry is composed by more than 4,000 players, making it a highly fragmented landscape full of businesses that focus on specific niches.

By providing an easy solution to the great variety of problems our customers may have, the company had a very successful year in 2020. Despite the challenge of the COVID pandemic, Cybolt achieved a successful merger of 7 business units, and was able to increase sales by 147% compared to 2019 sales, resulting in a growth of 110% of the business value with an EBITDA growth of 249%

Our next goal is to consolidate the organization's growth in Latin America with strategic acquisitions, and to penetrate the North American market, leveraging on our corporate structure designed to integrate other players in a friendly win-win model that has proven highly attractive for the most talented professionals.

With the integration of the right partners in the US and Canada, we believe we will be able to scale the business with great profitability.

All areas of society are being digitalized and we want to guarantee it as a safe process. By providing tools and services that create trust and reliable environments, we are proud to contribute and help our customers to make the best out of the exciting opportunities ahead.
.
Due to our increasingly digitized lives, now boosted by COVID, digital risks keep growing, and so will the market. This is the time for Cybolt to grow

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WEST\295394260.1WEST\295394260.1

The Company's Products and/or Services

Product / Service	Description	Current Market
Endpoint Security	Protection against threats and vulnerability in endpoints avoiding attacks, theft or manipulation of information.	**Relevant customers in the banking and financial services industry.** **Private companies.** **Government entities.**
Information Security	Risks identification, assessment, and management to protect information.	
Identity	Identification, authentication and authorization of people to access key assets and platforms and preventing fraud.	
Back Office & Apps Protection	Reduction of vulnerabilities and fraud opportunities due to weaknesses in application development, configuration or operation processes.	
Cyber Intelligence	Protection of the safety of people and facilities, detecting and reporting risks.	
Forensics		
Public and Corporate Safety	Platforms for the protection of citizens, monitoring and attention to emergencies, support for investigation and intelligence to combat criminal activities.	
MSS – Managed Security Services RMS – Resilience Managed Services	Managed services to keep the customer's security up to date and their streamline processes with proactive care from Cybolt, while reducing costs.	
Risk management	Support to customers to have good visibility of their assets, from the perspective of the process to manage risks in a timely manner and achieve better decision-making.	

Competition

Cybolt is now a leading cyber security provider in Latin America, with solid international standards, best practices, top notch-technology and certifications, capable of offering services anywhere in the world, while having a cost-competitive and highly scalable delivery platform with the best technology.

The market is highly fragmented, and few companies have a broad solutions portfolio like Cybolt does. Some of the identified competitors based in Mexico are Delloitte, IBM, Kio Cyber Security and Scitum.

Customer Base

The company's customer base is formed mainly by relevant players in the banking and financial services industry, private companies and Government entities.

Examples of recurring clients:


Our loyal customers
alfa
Alsea
BANORTE
BANREGIO
BX+
CEMEX
Chihuahua
FEMSA
GUERRERO
INFONAVIT
INM
izzi
OXXO
PEÑOLES
POSADAS
Santander
Scotiabank
Tecnológico de Monterrey

Supply Chain

The company's main suppliers are recognized vendors in the cybersecurity industry:



Intellectual Property

Cyber Team SAPI de CV, a wholly owned subsidiary of the issuer, holds the following registered trademarks:

Application or Registration #	Title	Description	File Date	Grant Date	Country
2115794	**CB Cybolt Security Innovation**	**Software**	**January 17, 2020**	August 31,2020	Mexico
2115793	**CB Cybolt Security Innovation**	Education Services	**January 17, 2020**	August 31,2020	Mexico
2115792	**CB Cybolt Security Innovation**	Security Technologies Services	**January 17, 2020**	August 31,2020	Mexico
2115791	**CB Cybolt Security Innovation**	security services for physical protection of material goods and people	**January 17, 2020**	August 31,2020	Mexico

Cyber Team SAPI de CV, a Company´s subsidiary, is a registered author of the filed technical model of its approach to offering cyber security services to its clients.

Registration number: 03-2021-012911352000-14, dated on January 29, 2021.
Registration number: 03-2021-012911361800-01, dated on January 29, 2021.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any material pending or, to its knowledge, threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	4.6%	$4,830	4.6%	$230,000
Other	95.4%	$100,170	95.4%	$4,770,000
Total	**100%**	**$105,000**	**100%**	**$5,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Mauricio Rioseco	Chairman	Mauricio is the Managing Partner of RW Consulting, with 25+ years of experience in investment banking & corporate finance. He has been involved in more than 30 M&A transactions with emphasis in IT, services, hotels and manufacturing sectors. Currently he sits at the Board of 7 companies. The current focus of activity is accretive integration of technologies services companies into corporate groups, capable of assuming international dimension, with high potential of growth and profitability.	Mauricio earned an MBA by IPADE, Mexico, a degree in Economics by ITAM, Mexico, and a CPA degree by ITAM, Mexico. He was also awarded and Honoris Causa PHD by Universidad La Salle based on professional achievement & contribution to society.
Luis Adrian Gómez	CEO	He has more than 20 years of experience in the IT and security sector, directing different areas of support and consulting within Grupo Scanda, consolidating Arame as a cybersecurity company recognized in the market, making it worthy of awards of various recognitions. Likewise, as CEO of Arame, he collaborated with the construction of cybersecurity models for companies in the financial sector, manufacturing, retail and services. He was responsible for a joint venture between Arame and Hitachi Systems Security to open its SOC for Latin America, consolidating a global security managed services company with presence in the United States, Canada, Switzerland and Japan. Since 2020, he serves as the CEO of Cybolt	Luis Adrián Gómez Moreno studied Cybernetics and Computer Systems Engineering at La Salle University, has certifications in different security technologies and specialization in Project Management.
José Madariaga Michieli	Director	José started his professional career in 1992, as business director in wealth banking for BBVA Bancomer. José now dedicates his time to as General Manager. This company is an investment fund operator, which manages 2 Funds. Procorp, a public company (where José serves as CEO), and which manages schools & Universities for a total of 6,000 students; and MZM, a fund with investments in the Financial, Technology and Education sectors.	José studied Business Administration and has a postgraduate in Senior Management by IPADE.
Gonzalo de Velasco	Director and Head of Public and Coroprate Safety Director	Gonzalo is an experienced IT professional with solid business background in security, distribution, and channel development. His career started in 1980 where he founded Cash, Inc., a software development company that provided accounting solutions for a broad range of companies in México. In 1985 Gonzalo started a career in IT Distribution, founding the first national distributor, which grew to record $270 million earnings in Mexico in the year 2000. As VP LatAm for CHSE INC, IT distribution, where he enhanced the company’s performance by developing new corporate plans, establishing divisional sales goals and promoting the organizational efficiency	Gonzalo earned an MBA by Tecnologico de Monterrey, Mexico. He graduated from Universidad Iberoamericana, Mexico with a degree in Electronic Engineering and Telecommunications.

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		with direct responsibility for over $600 million in sales. He also identified targets for acquisitions and negotiated the transactions. He was involved in the transfer of the company from NASDAQ to NTSE in late 1998. He also served in McAfee Mexico and Intcomex Mexico as Country Manager from 2006 to 2012. SInce 2014, he founded Novitech SA de CV, a company specialized in security technology implementing several projects in national and Statewide Safety, merging Novitech into Cybotl in 2019. Since 2014, he founded Novitech SA de CV, a company specialized in security technology implementing several projects in national and Statewide Safety, merging Novitech into Cybolt in 2019.	
Jorge Varela Dorbecker	Director	Jorge is a mexican information technology entrepreneur, investor and academic. Founder, CEO, and president of Grupo Scanda, one ot the most important technology integrators in México & LATAM with 25 years in the market. Regular speaker of conferences and courses, both in the business environment and for public and private educational institutions throughout the country and abroad.	Jorge graduated from Cybernetics Engineering at La Salle and holds a Master Degree in Business Administration by ITAM Mexico
Humberto Mestre	Director	Humberto started his professional career in 1972 as a stockbroker at Operadora de Bolsa. In 1976 he moved on to Chrysler Mexico as a Product Engineer. At the end of 1978, he started working as Operation & Production Manager at his family factory, called Tubos de Estaño. This factory produces aluminum collapsible tubes for pharmaceutical, cosmetic, personal care, glues, and silicones. In 1989 Humberto was promoted to General Manager and started buying some shares. By 2009, he fully owned 100% of the shares in the company. As e result of total restructuring and re-engineering of the business, Tubos de Estaño was slowly closed while he started all over with a new company, new people, new complete automatic production lines, new location, and a new name EXTRAL. Today is considered by many competitors and international suppliers as a benchmark of its kind and are one of the most productive in terms of EBITDA/number of tubes. Today, Humberto dedicates his time to investing his networth in private equity and developing other businesses.	Humberto got a degree in Mechanical & Industrial Engineer by the Anahuac University. Started an MBA at the ITAM and finished his studies at IPADE.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Mexican law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has no direct employees. The Company's subsidiaries in Mexico collectively employ approximately 135 non-W2 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 16,600,000 shares of common stock, par value $0.001 per share (the "**Common Stock**") and 600,000 shares of Series A Preferred Stock, par value $0.001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 16,000,000 shares of Common Stock and 12,000 shares of Series A Preferred Stock will be issued and outstanding. Additionally, the Intermediary will be issued, as commission, securities representing one point three percent (1.3%) of the Securities sold in this Offering, equal to an additional 156 shares of Series A Preferred Stock, assuming only the Target Offering Amount is sold.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	16,000,000
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Preferred Stock and Common Stock participate pro rata in the proceeds of a liquidation, dissolution or sale of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	100%

Type	Series A Preferred Stock
Amount Outstanding	0
Par Value Per Share	$0.001
Voting Rights	None
Liquidation Preference Upon Liquidity Event	One times (1x) the Original Issue Price. The Preferred Stock and Common Stock participate pro rata in distribution of remaining assets.
Anti-Dilution Rights	Proportionate for stock splits, dividends and the like.
Other Rights	None

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has no outstanding options, warrants or convertible instruments.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Advances by Pursuit SCA SICAV RAIF
Amount Outstanding	$500,000.00
Interest Rate and Amortization Schedule	No interest, nor payment terms
Description of Collateral	None
Other Material Terms	None
Maturity Date	Not specified

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Pursuit SCA SICAV RAIF	16,000,000 shares of common stock	100%

The table below lists the beneficial owners of twenty percent (20%) or more of the outstanding voting equity securities of Pursuit SCA SICAV RAIF, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Search Services SAPI de CV	59,999 Class A shares	59.2%

The table below lists the beneficial owners of twenty percent (20%) or more of the outstanding voting equity securities of Search Services SAPI de CV, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Mauricio J. Rioseco Orihuela	240 common shares	37.5%
Diego H. Zavala Gómez del Campo	240 common shares	37.5%

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FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company was incorporated on May 22, 2019 under the laws of the State of Delaware, and its headquarter is located at 920 Ranch Road 620 South, Suite 302 Lakeway Texas 78734 .

Cash and Cash Equivalents

As of June 30, 2021 the Company had an aggregate of $973.24 in cash and cash equivalents. This and the profits that are currently being generated, leave the Company with approximately 10 months of runway.

Liquidity and Capital Resources

The Company has balanced liquidity and is looking to use the proceeds to complete acquisitions of strategic companies.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future. However, inorganic growth will require capital deployment.

Valuation

The Offering price was not established in a competitive market. The price of the Securities is based upon the Company's projected cash flows.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made no issuances of securities within the last three years, other than the issuance of our common stock to our sole stockholder, Pursuit SCA SICAV RAIF.

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$1,600.00	16,000,000	General working capital	05/22/2019	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company has received advances for USD$500,000, from its parent company Pursuit SCA SICV RAIF (without interest and without maturity date).

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $105,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Series A Preferred Stock (the "**Securities**") at a price per share of $8.75 on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by September 24, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $262.50 and the maximum amount that an Investor may invest in the Offering is $750,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

22

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

The Company has authorized 600,000 shares of Series A Preferred Stock. The Series A Preferred Stock is non-voting and the holders shall not have the power to vote on, or consent to, any matter presented to stockholders for a vote or action by written consent. The holders of Series A Preferred Stock shall be entitled to participate, on a pro rata basis together with holders of Common Stock and any other equity securities of the Company based on the number of shares held by each such holder, in the proceeds of a liquidation, dissolution or sale of the Company. The rights, privileges and terms of the Series A Preferred Stock are set forth in the form of Amended and Restated Certificate of Incorporation attached hereto as Exhibit D.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Equity Interests

The Securities are beneficial equity interests in the Company held by the Custodian on behalf of the Investors.

Dividends

The Securities do not entitle Investors to any dividends.

Liquidation Payments

If there is a Dissolution Event (as defined below), but not including any Liquidity Event (as defined below), the Company will distribute all proceeds available for distribution with equal priority among (a) the holders of the Securities, (b) all other holders of outstanding instruments sharing in the distribution of proceeds of the Company and (c) the holders of Common Stock.

23

If there is a Liquidity Event (as defined below), the holders of the Securities are entitled to payment from the proceeds legally available for distribution, before any payment is made to the Common Stock, of an amount equal to one times (1x) the Original Issue Price of the Securities. After the holders of the Securities have received their full preferential distributions in accordance with the foregoing, the Company will distribute any remaining proceeds legally available for distribution with equal priority among (a) the holders of the Securities, (b) all other holders of outstanding instruments sharing in the distribution of proceeds of the Company and (c) the holders of Common Stock, pro rata based on the number of shares on an as-converted to Common Stock basis.

A "**Dissolution Event**" means any of (a) a voluntary termination of operations of the Company, (b) a general assignment for the benefit of the Company's creditors, or (c) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (but not including any Liquidity Event).

A "**Liquidity Event**" means any of:

(a) a merger or consolidation involving the Company (or involving a subsidiary of the Company where the Company issues shares of its stock), in which at least a majority, by voting power, of the Company's outstanding stock is converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets (including a sale or disposition of one or more subsidiaries containing all or substantially all of the assets of the Company and its subsidiaries taken as a whole).

Voting and Control

The Securities do not have voting rights. Holders of Securities shall not have the power to vote on, consent to or approve any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written action of stockholders in lieu of meetings).

In the event of any meeting of the stockholders of the Company at which the outstanding Securities are entitled to vote (or with respect to any written consent in lieu of such a meeting), the Custodian shall vote all Securities then held by the Custodian as directed in writing by the Company's board of directors. Except as described in the preceding sentence, the Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities have basic anti-dilution rights for stock splits, dividends and the like, but no anti-dilution rights for sales of securitites at a lower price per share than the price per share of the Securities, which means that future equity issuances and other events may dilute the ownership percentage and economic value that the Investor may eventually have in the Company.

In the event that the Company declares a dividend on the common stock that is payable in common stock or effects a subdivision, combination or consolidation of the outstanding shares of common stock into a greater or lesser number of shares, then the dividend, liquidation and merger or consolidation amounts payable to holders of Securities will be increased or reduced in proportion to the resulting increase or decrease in the total number of shares of common stock outstanding.

If the Company is a party to any merger, consolidation or similar transaction in which shares of common stock are exchanged or changed into stock or securities of another entity, cash or property of another entity, then the Securities will be exchanged or changed into an amount per share equal to the amount of consideration into which or for which each share of common stock would have been entitled to receive pursuant to such transaction.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred:

WEST\295394260.1

(1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a cash fee comprised of: (i) four point six percent (4.6%) of any amounts raised.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of shares of Series A Preferred Stock having an aggregate value based on the price per share at which the Series A Preferred Stock is being sold equal to: one point three percent (1.3%) of the securities sold).

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH

INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.


LEGAL MATTERS


Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.


DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION


The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Mauricio J. Rioseco Orihuela
_____
(Signature)

Mauricio J. Rioseco Orihuela
_____
(Name)

Chairman
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mauricio J. Rioseco Orihuela
_____
(Signature)

Mauricio J. Rioseco Orihuela
_____
(Name)

Director
_____
(Title)

July 22, 2021
_____
(Date)

/s/ José Madariaga Michieli
_____
(Signature)

José Madariaga Michieli
_____
(Name)

Director
_____
(Title)

July 22, 2021
_____
(Date)

/s/ Gonzalo de Velasco Valencia
_____
(Signature)

Gonzalo de Velasco Valencia
_____
(Name)

Director
_____
(Title)

July 22, 2021
_____
(Date)

/s/ Jorge Varela Dorbecker
_____
(Signature)

Jorge Varela Dorbecker
_____
(Name)

Director
_____
(Title)

July 22, 2021
_____
(Date)

/s/ Humberto Mestre Rivera
_____
(Signature)

Humberto Mestre Rivera
_____
(Name)

Director
_____
(Title)

 July 22, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

AI4Sec, Inc

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

(EXPRESSED IN UNITED STATES DOLLARS)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
AI4Sec, Inc

Opinion

We have audited the consolidated balance sheet of AI4Sec, Inc and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Cyber Team, S.A.P.I. de C.V., a wholly owned subsidiary, which statements reflect total assets and revenues constituting 99 percent and 99 percent, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Cyber Team, is based solely on the report of the other auditors.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AI4Sec, Inc as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of AI4Sec, Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about AI4Sec, Inc's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020**.**

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of AI4Sec, Inc's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about AI4Sec LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

May 26, 2021
Los Angeles, California

AI4Sec, Inc

CONSOLIDATED BALANCE SHEET

FOR THE YEARS ENDED DECEMBER 31,

	2020	2019
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,775,036	$ 2,132,963
Trade receivables, net	7,314,445	3,275,437
Other trade receivables	255,592	2,959
Conditional trade receivables	2,397,256	3,262,066
Sundry debtors	117,404	79,580
Recoverable taxes	500,080	196,842
Related parties receivables	-	234,675
Inventories	13,282	7,986
Prepaid expenses	133,808	28,834
Total current assets	13,506,904	9,221,341
Non-current assets:		
Long-term trade receivables	1,776,049	-
Furniture and equipment, net of accumulated depreciation	33,684	149,620
Intangible assets	1,047,143	1,232,572
Permanent investment in shares of associates	-	33,941
Deferred income tax	-	2,931
Total non-current assets	2,856,876	1,419,064
TOTAL ASSETS	$ 16,363,781	$ 10,640,405
LABILITITES AND SHAREHOLDERS' EQUITY		
Short-term:		
Accounts Payable	$ 2,142,172	$ 1,612,857
Loans payable	40,365	4,474,358
Income Tax payable	1,232,104	-
Customers' contracts liability	1,312	-
Other payables and accrued liabilities	4,006,347	3,533,843
Total current liabilities	7,422,298	9,621,058
Long-term liabilities		
SCA SICAV – RAIF Loan	500,000	-
Deferred income tax (Note 13)	16,296	-
Total long-term liabilities	516,296	-
Total liabilities	7,938,595	9,621,058
Shareholders' Equity		
Paid In Capital	5,577,100	1,100
Capital stock	1,600	1,600
Currency translation adjustment	(646,994)	(835)
Earned equity:	-	-
Retained earnings	1,017,483	-
Net income for the year	2,475,998	1,017,483
Total shareholders' equity	8,425,186	1,019,348
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	16,363,781	10,640,405

See the accompanying notes to the financial statements

	2020	2019
Revenue from sales and services, net	$ 10,846,540	$ 10,456,834
Revenue from developed projects	15,822,686	10,120,494
Revenue, net	26,669,226	20,577,329
Realization costs of projects	(16,201,038)	(15,931,760)
Gross profit	10,468,188	4,645,568
Operating expenses:		
Sales and operative expenses	(2,852,755)	(2,083,899)
Administrative expenses	(3,070,972)	(1,459,264)
Depreciation and amortization	(202,864)	(155,000)
Total operating expenses	(6,126,592)	(3,698,163)
Operating profit	4,341,596	947,405
Net financing cost:		
Interest (expense) income, net	(334,594)	35,333
Other Income	14,890	226,655
Foreign exchange gain – Net	39,365	93,119
Share profit (loss) of an associate company	(49,963)	(28,096)
	(330,303)	327,011
Profit before income tax	4,011,294	1,274,416
Provision for income tax	(1,535,296)	(256,933)
Consolidated net income	2,475,998	1,017,483
Net income attributable to:		
Controlling interest	2,475,998	1,017,483
Non-controlling interest	-	-
	$ 2,475,998	$ 1,017,483

See accompanying notes to the financial statements

AI4SEC, INC
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Capital Stock	Additional Paid in Capital	Retained Earnings	Currency translation adjustment	Total
Balance as of January 1, 2019	$ -	$ -	$ -	$ -	$ -
Issuance of Capital Stock	1,100	1,600	-	-	2,700
Net income for the year	-	-	1,017,483	-	1,017,483
Balance as of December 31, 2019	1,100	1,600	1,017,483	-	1,020,183
Additional Paid in Capital	-	5,576,000	-	-	5,576,000
Net income for the year	-	-	2,475,998	-	2,475,998
Currency translation adjustment	-	-	-	(646,994)	(646,994)
Balances as of December 31, 2020	$1,100	5,577,600	$3,493,481	-$646,994	$8,425,186

See accompanying notes to the financial statements

AI4SEC, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEAR ENDED DECEMBER 31,

	2020	2019
Operating activities:		
Net Income	$ 2,475,998	$ 1,017,483
Items related to investment activities:		
Depreciation	199,904	155,000
Interest loss (gain)	76,179	(35,333)
Intangible amortization	110,143	-
Participation in results of associate companies	(49,963)	(28,096)
	2,812,262	1,109,054
Resources generated by (used in) operating activities:		
Accounts receivable and others	(6,605,394)	(5,935,556)
Conditional trade receivables	684,363	(1,076,574)
Related parties	221,693	(245,203)
Inventories	(5,738)	(7,986)
Advance payments	(106,569)	(28,834)
Vendors	616,683	1,612,857
Other payables and accrued liabilities	671,147	2,613,740
Accrual for income taxes	1,535,296	256,933
Income tax payment	(407,265)	(259,864)
Net cash flows from operating activities	(583,522)	(1,961,432)
Investment activities:		
Acquisition of furniture and equipment	(108,341)	(304,620)
Acquisition of intangible assets	-	(959,824)
Divestment in associate company Hitachi Systems Security	-	-
S.A.P.I. de C.V.	-	3,848
Divestment in associate company Scanda Latam, S.A.S	76,892	-
Investment in Cybolt Team	0	-
Net cash flows from investment activities	(31,449)	(1,260,597)
Excess cash to be obtained from financing activities	(614,971)	(3,222,029)
Financing activities:		
Additional Paid In Capital	5,576,000	1,100
Issuance of Capital Stock	-	1,600
Acquisition of a subsidiary, net of cash acquired	-	842,601
Loans obtained from third parties	-	4,474,358
Loans paid to third parties	(3,875,375)	-
Loans obtained from related parties	500,000	-
Interest (paid) collected	(76,179)	35,333
Net cash flows from financing activities	2,124,446	5,354,992
Effect of foreign currency exchange rate changes on cash	(867,401)	-
Increase in cash and cash equivalents	642,074	2,132,963
Cash and cash equivalents at beginning of year	$ 2,132,963	$ -
Cash and cash equivalents at end of year	$ 2,775,036	$ 2,132,963

See the accompanying notes to the financial statements

1.   NATURE OF OPERATIONS

AI4Sec, Inc. (the Company), is a holding company, incorporated in Delaware on May 22, 2019. The Company is wholly owned by PURSUIT SCA SICA RAIF.

In January 2020, through an Ordinary General Shareholders' Meeting, the sale of the shares of the formerly shareholder of the Company, Search Services, S.A.P.I. de C.V., was approved to AI4Sec, Inc, considered the new parent entity of the Company based in the United States of America, having 99% of the total shares of the Company effective on this date.

The Company operates as a holding company which wholly owns Cyber Team SPI de CV (Cyber Team or the Group), a Mexican holding company that wholly owns the following entities:

| | | Economic Interest December 31, | |
| | | 2020 | 2019 |
Subsidiary	Activity	(%)	(%)
Cyber Shared Services, S.A.P.I. de C.V. (CSS)	Provision of administrative, commercial, finance and human resources services	99.99	99.99
Información Segura, S.A. de C.V. (ARAME)	Integration of information technologies and private security for systems	99.99	99.99
Novitech, S.A. de C.V. (NTECH)	Consulting and integration of computing and IT solutions in general	99.99	99.99
Cybolt Managed Services, S.A. de C.V. (Formerly Transacciones Confiables, S.A. de C.V. – CMS)	Integrated IT solutions	99.99	99.99

Main Activity

The main activity of the Company is to promote the incorporation of all kinds of civil or commercial companies, and subscribe part or all of their equity, as well as the acquisition of shares, partnership parts or participate in any other way in existing companies, national or foreign, as well as the acquisition, sale, transfer, concession and exploitation by any title or legal concept, all kinds of national or foreign technology, as well as all kinds of patents, trademarks, trade names, franchises and inventions, and author rights.

Likewise, the operation of the Company through its subsidiaries is the provision of advisory services, commercialization and integration of computer solutions, video surveillance, identity, biometrics, development of systems and software, installation, maintenance and integration of private security for systems, as well as the implementation of logical physical private security solutions, development of methodologies and work practices, acting as a vendor of remote private security services, among other activities.

Outstanding Operations

The most recently discovered coronavirus (COVID-19), although it was reported to already exist in December 2019, the impact actually intensified in 2020. On January 30, 2020, the World Health Organization declared that COVID-19 It was a public health emergency and officially declared it as a global pandemic on March 1, 2020 (classified as a health emergency by the Mexican Government on March 30, 2020, as published in the Official Federative Gazette (DOF for its acronym in Spanish).

The impact of the COVID-19 pandemic is uneven but serious in all economic sectors. One of the main effects is the disruption of economic growth around the world that can even turn into a global recession. Therefore, no company is immune from the influence of this pandemic. The effects of COVID-19 on economic activity in Mexico are already occurring and are affecting the various aspects of business entities.

As an independent legal entity, the Company was not affected by the pandemic; However, its subsidiary companies, according to an analysis carried out by the management of all the subsidiaries, had the following effects, among others:

Open contracts for the provision of services were postponed at the beginning of the pandemic for two months; however, as the pandemic occurs at the third quarter of 2020, the needs for a more robust and efficient cybersecurity due to the increase of internet transactions, the services provided by the Group were increasingly required, which is why revenues increased compared to 2019 in 48%.

The main actions implemented by the Company's management to reduce the impacts of the pandemic are the following:

In ARAME, NTECH, CSS, and CMS, agreements were reached to reduce costs and expenses with technology service providers and lessors that had a marginal impact on the results at least while the health contingency due to COVID-19.

Likewise, complementary measures were implemented to make spending more efficient by having savings in representation expenses for developing new technologies and new software, and costs for seminars, new business opportunities costs, conventions and annual events budgeted were diminished in comparison to the 2019 forecast.

The Group has contracts to fulfill for the following months and it is considered that this contingency did not affect the Group's ongoing business, it should be noted that the budgeted flows were not reduced in the short term at the time of reactivation of the economy in Mexico.

In early 2020, through its subsidiary CSS, the Company acquired the non-controlling interest that until that date was owned by the previous shareholders; for that reason, in these consolidated financial statements the non-controlling interest that had been recognized until December 31, 2019 was recognized as an adoption effect in the consolidated financial statements figures for 2019.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2020. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the capacity to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

- Power over the investee (i.e., existing rights that give it the current capacity to direct the relevant activities of the investee)

- Exposure, or rights, to variable returns from its involvement with the investee

- The capacity to use its power over the investee to affect its returns

Generally, there is a presumption that a greater part of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

- Contractual arrangement(s) with the other voting holders of the investee

- Rights stemming from other contractual arrangements

- Company's voting rights and possible voting rights

The Company re-assesses as to whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, revenue and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment held is recognized at fair value.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and assumptions adopted are based on experience and other relevant factors considering the ongoing business and are continually reviewed using available information. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company subsidiaries' cash and cash equivalents are primarily held in Mexican financial institutions. The Company's corporate cash and cash equivalents are held in Mexican and US financial institutions. The Company's cash and cash equivalents, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the past due receivables greater than 61 days amounted to $ 93,348 and $ 220,132, respectively, which was covered by the allowance for uncollectible receivables as of December 31, 2020 and 2019, respectively.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

  • Trade receivables, including contract assets – Note 5

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Company applies a simplified approach in calculating ECLs. Therefore, the Cpmany does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

The Company has not created an ECL on the fact that the financial assets are current within the established payment terms.

The Company considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Inventories

Inventories are recorded at cost or at the lower of net realizable value. The cost is determined by the acquisition cost method. For the allocation of the unit cost of the inventories, the identified costs formula is used, since, as they are segregated for specific projects, they are allocated using the specific identification of their individual costs. When the projects are completed, their carrying amounts are recognized as project costs in the period in which the related income is recognized.

Prepaid expenses

Advances of goods and services to be acquired or to be received have not yet transferred the corresponding inherent benefits and risks. They are presented as advance payments considering the probable future economic benefit associated to such disbursements. At the time of receiving the goods or services, the amount of advances is recognized as an expense in the consolidated statement of income for the period, or as an asset when the certainty exists that the goods acquired or services received will generate future economic benefits. In the event that a loss from impairment is determined in the value of the advances, such impairment is applied to net income. Such advances are presented classified as a current asset when the period by which it is expected to obtain its economic benefits is equal or lower than one year and non-current if the expected benefit is greater than one year.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

	Useful Life
Machinery	10 years
Furniture and equipment	10 years
Transportation equipment	4 years
Computer Equipment	3.3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Trademark Rights, Customer List and Non-Compete Agreement

Trademark rights, the customer list, and the non-compete agreement are capitalized when they can be reliably quantified, are expected to produce future economic benefits, and control of those benefits is maintained, and initially recognized at their acquisition cost.

Intangible assets are amortized using the straight-line method and based on their estimated useful life during the life of the contract signed for five years.

The costs of intangible assets with indefinite life are not subject to amortization.

Impairment tests are carried out on an annual basis on intangible assets whose life is indefinite, even when they are not available for use, as well as on those intangibles with a defined life whose amortization period exceeds twenty years from the date on which they were available for use.

During years ended December 31, 2020 and 2019, respectively, no impairment losses were recognized for intangible assets.

The Company conducts annual tests to determine if goodwill has suffered any impairment. The recoverable value of the Cash-Generating Units (CGU) has been determined based on their value in use, determined through estimates.

The recoverable value of each cash-generating unit was determined based on a calculation of value-in-use using cash flow projections based on financial budgets approved by management and covering a period of five years. Budgeted cash flows have been updated to reflect lower demand for products.

Cash flows beyond the five-year period were extrapolated using a 15% growth rate similar to the longterm average growth rate for the industry in which the Group operates. The Group's growth rate was higher than the average growth rate of the industry in which the Group operates. Group's management considers that this growth rate is justified by the acquisition of NTECH and ARAME. As a result of this analysis, management did not identify an impairment of the cash-generating unit.

Investments in associates' shares

Permanent investments in companies in which there is significant influence are initially recognized based on the net fair value of the identifiable assets and liabilities of said companies at the acquisition date.

Alternatively, the investment in associates is adjusted after the initial recognition, by the corresponding portion of both the net profits or losses of the associate, as well as by the distribution of profits or capital reimbursements in the same way. When the fair value of the consideration paid is greater than the value of the investment in the associate, the difference corresponds to goodwill which is presented as part of the same investment. When the fair value of the consideration paid is less than the value of the investment, the latter is adjusted to the fair value of the consideration paid. In the event of indications of impairment, investments in associates are subjected to impairment tests.

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired. Fair values for goodwill and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples or appraised values, as appropriate. Goodwill is evaluated for impairment annually in accordance with ASC 350.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

Income Taxes

Income tax incurred in the year is presented as a short-term liability net of the prepayments made during the year. The tax incurred is recognized as an expense in profit or loss, except to the extent that it stemmed from a transaction or event that is recognized off profit or loss, either in other comprehensive income or directly in an equity item.

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss,

- In respect to taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

- When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss,

- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Concentration of Credit Risk

Concentrations arise when a number of counterparts are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions.

Concentrations indicate the relative sensitivity of the Company's performance to developments affecting a particular industry.

To avoid excessive concentrations of risk, the Company's policies and procedures include specific guidelines to focus on the maintenance of a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly. Selective hedging is used within the Company to manage risk concentrations at both the relationship and industry levels.

The credit risk in accounts receivable is mitigated by the fact the Company has a broad customer base geographically diverse. The Company continuously monitors its customer trade accounts and it requires no collateral to guarantee collection of its receivables. However, in the event that the Company's collection cycles deteriorate significantly, its financial performance could be adversely affected.

Employee benefits

Even though the company has its own employees, it subcontracts personnel services with non-related companies, recognizing pursuant to Mexican Federal Labor Law ("LFT"), a seniority premium when they retire after 15 years of service or at the time of their separation, disability, or death. The accounting standard that establishes the rules for the valuation and recording of the liabilities generated by other remuneration at the end of the employment relationship is

IAS 19, *Employee benefits (amended 2011)*, outlines the accounting requirements for employee benefits, including short-term benefits (e.g. wages and salaries, annual leave), post-employment benefits such as retirement benefits, other long-term benefits (e.g. long service leave) and termination benefits.

Considering the effects of the adoption of IAS 19 as not significant, the company has carried out a conventional calculation in accordance with LFT as of December 31, 2020 and 2019, determining an obligation based on the seniority premiums accrued in both years that, depending on the number of workers, their seniority and the benefits granted figure is not relevant for that purpose.

Provisions, commitments, and contingencies

Provisions, commitments, can contingencies are recognized when there is a present obligation stemming from a past event, which is likely to result in an outflow of economic resources and my be reasonably estimated.

Liabilities are recognized when:

    i.   A present obligation exists (legal or assumed) stemming from a past event.

    ii.   It is probably that the outflow of economic is required as a tool to settle an obligation.

    iii.   The obligation may be reasonably estimate.

Provisions for contingencies are recognized only when the outflow of resources is probably for their extinction. Likewise, the commitments are only recognized when they generate a loss.

The company recognizes a contingent asset at the time the gain is realized.

Foreign Currency

The company's consolidated financial statements are presented in United States Dollars, ("USD"), which is the reporting currency of the Company. The functional currency of the company is the currency of its primary economic environment. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, *Revenue From Contracts with Customers*, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company makes judgments regarding the timing in which revenue must be recognized based on the contracts entered into, the average time of service provision and the percentage of write-offs. In the process of applying the Company's accounting policies, management has made the following judgments, which have had the most significant effects on the amounts recognized in the consolidated financial statements:

    Identification of performance obligations

The provision of the service in a continuous, unvarying and regular manner is considered a single performance obligation of the Company towards its customers.

Determine the deadlines for the fulfillment of service

The Company concluded that revenue from services should be recognized over time since the customer simultaneously receives and consumes the benefits provided.

Agent or principal consideration

Revenue stemming from contracts with customers is recognized when control of the services is transferred to the customer for an amount that is consistent with the consideration to which the Company expects to be entitled in exchange for that service. In general terms, the Company has concluded that it acts as the principal in its income contracts.

Effects of converting functional currency

In 2019 the effects of converting the functional currency of Scanda Latam S.A.S. (associate company of ARME) to its reporting currency (Mexican Pesos) in accordance with ASI 21, *The effects of changes in foreign exchange rates,* remaining the corresponding conversation rate effect in its equity, considered in ARAME's equity method for its investment in that associate.

As of December 31, 2020, Scanda Latam. S.A.S., associate company of ARAME, was split-off resulting from the situation detail in the notes below to the accompanying consolidated financial statements. For that reason, ARAME has cancelled it investment in that associate and recognized in its results the corresponding amount, pursuant to IAS 28, *Investments in associates and joint ventures.*

Cost of sales

Costs for contracts with customers are recognized in the consolidated net profit or loss as the control of services agreed with customers is transferred and, therefore, the obligations to be fulfilled are satisfied. Prior to their recognition in net profit or loss, costs for contracts are recognized in accordance to the following:

− The incremental costs for obtaining a contract are recognized as an asset (asset from contracts with customers) if they are considered recoverable; otherwise, these costs are recognized in net profit or loss at the time of incurrence.

− Costs to fulfill a contract and those that are not within the scope of other FRS are recognized as an asset (asset from contracts with customers), as long as these costs contain all the following requirements: (i) they relate directly to a contract that the Group can specifically identify, (ii) generate or improve Group resources that will be used to satisfy (or to continue satisfying) obligations to be fulfilled in the future in the current contract, (iii) are recoverable and , (iv) can be quantified in a reliable manner.

Impairment is recognized in profit or loss when the carrying amount of a contract asset recognized by incremental costs or costs to fulfill a contract exceeds:

− The pending amount to recognize as income in exchange for the services with which the asset relates, less

- − Costs directly related to the delivery of those services that have not yet been recognized as expenses

Leases

A single accounting recognition lease model is recognized by the less and requires that in the consolidated financial statements the assets and liabilities for al leases with a duration of more than 12 months be recognized, unless the underlying asset be of low value, regardless of whether the lease indicates that it is financial or operating.

It is required to recognize a right-of-use asset, which represents the right to use the underlying leased asset and a lease liability that represents the obligation to face the lease payments. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The company assesses at the beginning of a contract, whether it contains a lease. To determine if a contract contains a lease, the following are evaluated:

- − There is an identifiable asset or assets in the contract,

- − Substantially all the economic benefits of the use of the asset are obtained throughout the entire period of use; and

- − The use of the asset is directed

The non-cancelable period of the contract (term of the lease) is also evaluated based on the following:

- − If there is reasonable certainty that the lessee will extend the term; and

- − If there is reasonable certainly that the lessee will not extend the term.

To determine the discount rate to be used to record the lease liability at the beginning of each contract at the present value of future payments, these are discounted using any of the following interest rates:

The rate implicit in the lease ("TIIA") – only for leases having the characteristics of financial lease, which is when there is a transfer of substantially all the risks and rewards of ownership of the underlying asset from the lessor to the lessee;

Incremental lessee financing interest rate ("TIIFA") – only applies to leases having the characteristics of operating lease; which is when there is not a substantial transfer of all the risks and rewards of ownership fo the underlying asset; and

The risk-free interest rate ("TILR") – only applies to lease contracts having the characteristics of operating lease and it is impractical to apply the TIIFA.

The company had decided not to recognize the right-of-use fixed assets' asset and leas liabilities for leases of low-value assets and short-term leases, mainly the lease contract that the company maintains for rental of corporate offices, where the obligations and benefits substantially remain with the lessor. The company recognizes lease payments associated with these leases as a straight-line expense during the term of the lease, which are as follows:

LEASED ASSETS:	Subsidiary	Amount	Expiration Date
Parque Chapultepec headquarters	ARAME CSS CMS	$ 38,581	12/31/2021
Miguel Laurent's corporate office	ARAME	57,243	12/31/2021
San Pedro Garza Garcia's corporate office	ARAME	24,984	12/31/2021
Mariano Escobedo's administrative office	NTECH	31,761	12/31/2021
		$ 152,569	

Rent expense was in the amount of $ 140,782 and $116, as of December 31, 2020 and December 31, 2019, respectively.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 26, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   ACQUISITIONS AND DIVESTITURES

As of December 31, 2020, the company has not acquired any business. In 2019, the company made the following business acquisitions:

(i) In July 2019 and November 2019, Cybolt Team acquired 99.99% of the voting shares of the capital stock of NTECH and ARAME, respectively, non-public companies located in Mexico City. Both companies will have a presence in the information technology market.

The purchase price of the shares was $ 472,146 for NTECH and $ 776,901 for ARAME, which were paid in July 2019 and November 2019, respectively. The valuation method for the acquisition of businesses used was the purchase method.

As of December 31, 2019, the company has identified and substantially measured the fair value of all assets and liabilities related to the acquisition of the aforementioned businesses.

The fair value of the net assets and liabilities identified at the acquisition date and shown below could be modified once the allocation period has concluded:

AI4Sec, Inc
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

| | Fair value recognized in acquisition | | |
	NTECH	ARAME	Total
Cash and Cash Equivalents	$ 42,272	$ 378,882	$ 421,153
Customers	500,518	4,067,716	4,568,234
Inventories	427,088	-	427,088
Other assets	99,280	1,272,059	1,371,338
Furniture and Equipment	128,887	79,643	208,529
Accounts Payable to vendors	(250,035)	(1,855,451)	(2,105,486)
Accrued expenses	(282,836)	(3,743,768)	(4,026,605)
Net assets acquired at fair value, including cash acquired	665,173	199,080	864,252
Excess of the value of the shares originated in the acquisition	-	577,821	577,821
Acquisition at a bargain price, recognized in profit or loss (Note___)	(193,027)	-	(193,027)
Consideration transferred in cash	472,146	776,901	1,249,047
Net Assets Acquired:			
Non-Controlling interest (0.01%)	$ -	$ -	$ -
Controlling interest (99.99%)	665,173	199,080	864,252
	$ 665,173	$ 199,080	$ 864,252
Goodwill:			
Non-Controlling interest (0.01%)	$ -	$ -	$ -
Controlling interest (99.99%)	-	577,821	577,821
	$ -	$ 577,821	$ 577,821

Goodwill generated in the acquisitions was allocated to the cash-generating unit "Information Technologies and Private Security". The company expects to recover the amount recorded as goodwill through synergies related to the ability to enter into contracts for the provision of services. According to the Tax Directive, goodwill is not expected to have significant ta effects.

| | Cash flow on acquisition | | |
	NTECH	ARAME	Total
Net Assets Acquired			
Net cash acquired with the subsidiary	$ 42,272	$ 378,882	$ 421,153
Cash paid	472,146	776,901	1,249,047
	$ 429,875	$ 398,019	$ 827,894

The net assets recognized in the December 31, 2019 financial statements were based on a provisional assessment of their fair value while the company sought an independent valuation for furniture and equipment owned by the subsidiaries. Due to the type of assets acquired, the company's management considers that it is not necessary to carry-out a valuation to determine the fair value of the assets acquired.

Contingent Consideration

As part of the purchase contract with the previous owners NTECH and ARAME, a contingent consideration was agreed upon. The previous owners of the acquired businesses will receive additional payments according to the following:

− If they generate certain levels of pre-tax profits no later than December 31, 2020, additional cash flows to those already paid at the acquisition date.
− The company commits for the payment of the acquisitions of ARAME and NTECH businesses, and several assets necessary for CMS operations for a determinable amount according to a predefined formula that is estimated at $ 5,162,907 of which around $ 3,508,772 will be paid in 2021 according to the profit for the year 2020 and the rest in 2022, if the expected direct marginal contribution of the next three years is reached according to what has been agreed upon in the corresponding acquisition contracts.

1) On December 31, 2019, the company acquired 99.99% of the shares of CMS through a consideration paid in cash for $4,244; therefore as for the date of the consolidated financial statements, the company directly acquired control of CMS, thus becoming the company's subsidiary.

The aforementioned acquisition is recognized through the purchase method, which requires an evaluation to be made between the amount of the consideration paid and the value assigned to identifiable assets and liabilities assumed of the acquired business.

The fair value of assets acquired, and liabilities assumed at the acquisition date are shown below:

		Fair Values
Cash and cash equivalents	$	14,168
Other trade receivables		7,485
Recoverable taxes		18,053
Trade payables		(25)
Accumulated liabilities		(4,036)
Net assets acquired	$	35,645

The amounts recognized in the acquisition are the following:

		2019
Consideration paid	$	4,244
Fair value of the net assets acquired at the acquisition date		35,645
Acquisition at a bargain price, recognized in other income caption	$	(31,400)

Given that the consideration is less than the value assigned to the identifiable assets and liabilities assumed of the acquired business, the net assets of the acquired business are valued at a higher value than the consideration, for which such amount is recognized as gain on business purchase in the consolidated statement of income.

The investment in shares of associated companies as of December 31, 2020 and 2019 are integrated as shown below:

Associate	Main Activity	Country	Shareholding participation ratio and voting power	
			2020	2019
Hitachi systems Security Mexico, S.A.P.I de C.V.	IT security services	Mexico	40%	40%
Scanda Latam, S.A.S	Software and hardware marketing	Colombia	0%	15%

The company's participation in shareholders' equity and results of the associates is detailed below:

	2020			
Associate	Equity in Participation		Net Income Participation	
	Total	Participation	Total	Participation
Hitachi Systems Security Mexico, S.A.P.I. de C.V. (HITACHI)	$ (170,536)	$ (68,214)	$ (72,809)	$ (29,123)
HITACHI's valuation reserve (a)	-	68,214	-	29,123
Scanda Latam, S.A.S.	(4,062,736)	(1,015,684)	(199,851)	(49,963)
Dilution by spin-off (b)	-	1,015,684	-	49,963
Investment in associates, net	$ (4,233,272)	$ -	$ (272,660)	$ -

	2019			
Associate	Equity in Participation		Net Income Participation	
	Total	Participation	Total	Participation
Hitachi Systems Security Mexico, S.A.P.I. de C.V. (HITACHI)	$ (72,849)	$ (29,139)	$ (178,784)	$ (71,513)
HITACHI's valuation reserve (a)	-	29,139	-	71,513
Scanda Latam, S.A.S.	96,990	24,247	(112,382)	(28,096)
Investment in associates, net	$ 24,141	$ 24,247	$ (291,166)	$ (28,096)

a) Hitachi has incurred losses, for which it has a deficit equity, thus the company has recorded a reserve of the full amount of its investment.

b) On December 29, 2020, the company's shareholders approved the spin-off of Scanda Latam, S.A.S. As a result of the foregoing, Scanda spun-off assets totaling $ 2,070,733, liabilities totaling $ 2,916,143, deficit in equity and accumulates losses of $845,410 and $ 3,541,840, respectively, as well as the corresponding portion of its tax balances. As a result of the foregoing, the company through its subsidiary ARME is going to be an associate of the new entity names Cybolt Latam, S.A.S., also established in Columbia.

A summary of the results of the spin-off as of December 29, 2020 are as follows:

December 29, 2020 results of spin off	Scanda Latam, S.A.S. Balance prior to spin-off	Scanda Latam, S.A.S. Balances after spin-off	Cybolt Latam S.A.S. Spin-off Entity
Assets			
Cash and cash equivalents	$ 1,815,905	$ 1,766,471	$ 49,434
Customers	2,683,475	1,501,748	1,181,727
Recoverable taxes	1,947,039	1,142,096	804,943
Furniture and equipment, net	42,403	13,035	29,368
Accrued expenses	21,042	15,781	5,260
TOTAL ASSETS	$ 6,509,864	$ 4,439,131	$ 2,070,733
Liabilities			
Financial debt	$ 4,444,849	$ 2,911,456	$ 1,533,393
Vendors	1,496,769	965,298	531,471
Trade payables and others	1,746,656	1,274,272	472,385
Payable taxes	315,777	155,760	160,017
Accrued liabilities	294,254	176,748	117,506
Employee benefits	117,521	16,150	101,371
TOTAL LIABILITIES	8,415,826	5,499,683	2,916,143
Shareholder's equity			
Capital stock	1,727,568	1,295,676	431,892
Capital surplus	11,164,703	8,336,921	2,827,782
Accumulated losses	(12,448,680)	(8,906,839)	(3,541,840)
Net loss for the year	(2,349,554)	(1,786,310)	(563,244)
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)	(1,905,962)	(1,060,552)	(845,410)
TOTL LIABILITITES AND SHAREHOLDER'S EQUITY	6,509,864	$ 4,439,131	$ 2,070,733

4. CASH AND CASH EQUIVALENTS

The cash and cash equivalents balance as of December 31, 2020 and 2019, is mainly comprised of bank deposits, accounts in foreign currency and temporary investments at sight, all of high liquidity and subject to non-significant value-change risks. The integration of such balances is shown below:

	2020	2019
Local currency banks	$ 117	$ 4,379
Foreign currency banks	1,266,107	1,972,827
Investments at sight	1,508,813	155,757
	$ 2,775,036	$ 2,132,963

5.   TRADE RECEIVABLES, NET

As of December 31, 2020 and 2019, the services contract and trade receivables and the associated allowance for bad debts consisted of:

As of year ended December 31,	2020	2019
Live Automatic Civil Identification Systems	$ 4,354,860	$ 622,842
Security architechutre	1,780,551	1,692,790
Identity's verification and protection (a)	426,065	1,741,155
Risk management and compliance	344,781	386,923
Computing Solutions	314,590	338,712
Strong authentication	61,568	96,731
Managed security services	-	48,365
Others (b)	276,165	532,020
Total	$ 7,558,579	$ 5,459,538
Less: Allowance for expected credit losses	(244,135)	-
Net Balance	$ 7,314,445	$ 5,459,538

(a) Corresponds to the account receivable from Scontinuidad Latam, S.A. de CV, with respect to the provision of licensing services to end-point users and the installation, configuration and development of works for the development of a biometric enrollment system, and development and integration of apps under the technical specifications of tender number LA-006HAN001-E75-2019 with Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, held on February 24, 2020.

The conditions of the consideration to be received by NTECH is to conclude the project during 2020, and Scontinuidad Latam is obligated to pay the entire debt to NTECH within a period of no more than 4 years.

NTECH recognizes such long-term receivables, discounted from the present value of estimated future cash payments or collections over the expected life of the modified or renegotiated financial asset that are discounted at the interest rate original effective value of the financial asset.

Consequently, as of December 31, 2020, the net present value of this account receivable amounts to $1,775,933 discounted at an annual rate of 8%, with an implicit interest of $279,205 recognized in the results for the year.

(b) As of December 31, 2020 and 2019, the conditional trade receivables correspond to the customer Gobierno del Estado de Puebla of $250,627 and $ 265,252, respectively ("Centros de Reinserción Social video-surveillance project") and services in process to be finished for $ 2,146,473 in 2020, and Banco Mercantil del Norte, S.A. and Instituto del Fondo Nacional de la Vivienda para los Trabajadores ("Technology and Equipment of the Multimodal Biometric System" project) for $ 530,595 and $ 545,705 in 2019, respectively.

The classification of based-contract trade receivables aging as of the date of the consolidated statements of financial position are shown below:

As of year ended December 31,	2020		2019	
Current	$	6,608,155	$	4,541,812
Expired until 30 days		539,689		555,261
Expired 30 to 61 days		73,253		142,333
Expired more than 60 days		93,348		220,132
	$	7,314,446	$	5,459,538

The projects developed by the Group as of December 31, 2020 and 2019 are as shown below:

	For the Year Ended December 31, 2020					
	Sales and Services		Executed Projects		Total	
Identity's verification and protection (IPV)	$	4,190,682	$	1,515,961	$	5,706,643
Project to strengthen endpoint security		3,850,017		1,335,962		5,185,979
Instituto Nacional de Migracion		-		3,845,050		3,845,050
Scotinuidad Latam, S.A. de C.V		-		2,713,987		2,713,987
Risk Management and Compliance		1,970,261		18,626		1,988,887
Instituto del Fondo Nacional de la						
Vivieda para los Trabajadores		-		1,437,667		1,437,667
Chihuahua State Government		-		1,293,778		1,293,778
Nuevo Leon State Government		-		949,018		949,018
Security architecture		621,940		101,701		723,641
Strong authentication		76,053		276,431		352,485
Managed security services		137,587		163,914		301,501
Accrued projects not billed		-		304,477		304,477
Projects carried-out with other customers		-		1,866,113		1,866,113
Total	$	10,846,540	$	15,822,686	$	26,669,226

	For the Year Ended December 31, 2019		
	Sales and Services	Executed Projects	Total
Identity's verification and protection (IPV)	$ 4,281,808	$ 1,313,677	$ 5,595,485
Security architecture	4,360,487	1,039,975	5,400,462
Projects with SMEs	308,583	1,398,102	1,706,685
Instituto Nacional de Migracion	-	1,606,819	1,606,819
Risk Management and Compliance	416,444	836,541	1,252,985
Porjects to strengthen endpoint security	795,850	372,506	1,168,356
Nuevo Leon State Government	-	708,153	708,153
Banco Mercantil del Norte, S. A.	-	691,921	691,921
Instituto del Fondo Nacional de la Vivieda para los Trabajadores	-	639,486	639,486
Strong authentication	293,663	35,846	329,509
Managed security services	-	268,909	268,909
Accrued projects not billed	-	1,076,574	1,076,574
Projects carried-out with other customers	-	131,985	131,985
	$ 10,456,834	$ 10,120,494	$ 20,577,329

The analysis of movements in the allowance for expected credit losses is as follows:

As of year ended December 31,	2020	2019
Credit losses opening balances	$ -	$ -
Remeasurement of expected credit loss at the beginning of the year	-	-
Adjusted credit losses balance	-	-
Year movements	244,135	-
Applications	-	-
Ending Balance	$ 244,135	$ -

As of December 31, 2020 and 2019, none of the company's customers contributed more than 10% of their income individually or in the aggregate.

6. RELATED PARTIES

The main balances with related parties as of December 31, 2020 and 2019 consist of the following:

As of year ended December 31,	2020	2019
Accounts receivable:		
Hitachi Systems Security Mexico, S.A.P.I de C.V.	$ -	$ 147,494
Search Services, S.A.P.I. de C.V	-	79,621
Scanda Latam, S.A.S.	-	7,561
	$ -	$ 234,675

During the years ended December 21, 2020 and 2019, the following transactions that give rise to accounts receivable and payable with related parties were carried out as follows:

As of year ended December 31,	2020	2019
Costs and expenses for:		
Administrative services	$ 262,846	$ 131,697
Other	-	2,018
	$ 262,846	$ 133,715

As of December 31, 2019, the receivable and payable balances that ARAME had with its related parties, prior to joining the company, were settled; those companies will continue to grant and receive goods and services after the end of 2019.

7.   FURNITURE AND EQUIPMENT, NET

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of year end December 31,	2020	2019
Cost:		
Machinery	$ 20,665	$ 21,871
Furniture and equipment	105,680	103,891
Transportation equipment	16,135	12,946
Computer Equipment	452,940	450,842
Total	$ 595,420	$ 589,551

As of year end December 31,	2020	2019
Accumulated Deprection:		
Machinery	$ 20,665	$ 9,500
Furniture and equipment	86,923	41,928
Transportation equipment	11,019	6,676
Computer Equipment	443,130	385,418
Total	$ 561,738	$ 443,523

Below is a summary of the movements of property and equipment:

	2019	Additions	Retirements	Exchange rate adjustment	2020
Machinery	$ 21,871	$ -	$ -		$ 21,871
Furniture and equipment	103,891	7,956	-		111,847
Transportation equipment	12,946	4,130	-		17,077
Computer Equipment	450,842	28,529	-		479,371
Subtotal	589,551	40,615	-		630,166
Currency translation adjustment				(1,964)	(1,964)
Accumulated depreciation	(439,968)	74,041	(228,591)		(594,518)
Property and equipment, net	149,582	114,656	(228,591)	(1,964)	33,684

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $92,721 and $155,000 respectively.

8.   INTANGIBLE ASSETS AND GOODWILL

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

	2020	2019
With defined useful life:		
Trademark rights, customer list and non-compete agreement (1)	$ 579,069	$ 612,977
Less: Amortization	(107,183)	-
Net balance	471,885.69	612,976.89
With indefinite useful life:		
Goodwill	559,248	591,996
Currency translation adjustment	18,969	27,600
Total	$ 1,050,103	$ 1,232,572

Amortization of the defined useful life assets charged to the results of 2020 amounted to $107,183.

(1) Trademark rights, customer list and non-compete agreement are described as:

- Red sin Riesgo, S.A. de C.V., Tecnologia en Sistemas, XXI, S.A. de C.V. and Mr. Alberto Urquiza Quiroz undertake for a period of five years not to compete directly or indirectly in businesses that are engaged in commercial activities of the same line of business as the company; they also undertake not to acquire shares, partnership parts of companies whose corporate purpose consists of the same commercial activities of the company.

- Exclusivity of the provision of professional services by company Red sin Riesgo, S.A. de C.V. to ARME

- The exclusivity contract and non-compete agreement is limited to the list of customers assigned to Cyber Team S.A.P.I. de C.V.

(2) Goodwill was generated by the acquisition of NTECH and ARME, which is detailed in Note 3 above.

For the impairment testing goodwill acquired through business combinations is allocated to the "Information Technologies and Private Security" CGUs, which are also an operating and reportable segment.

9. VENDOR PAYABLES, OTHER PAYABLES AND ACCUMULATED LIABILITIES

As of December 31, 2020 and 2019, this Vendors payable consists of:

As of December 31,	2020	2019
Goods and services	$ 2,140,182	$ 1,612,161
Minor services	-	286
	$ 2,140,182	$ 1,612,446

As of December 31, 2020 and 2019, other payables and accumulated liabilities consists of:

As of December 31,	2020	2019
Accumulated liabiliities	$ 1,324,993	$ 3,016,093
Other trade payables	12,832	233,977
Sundry creditors	1,598,513	5,868
Transferred Value-Added Tax not collected	1,069,748	32,080
	$ 4,006,086	$ 3,288,018

10. LOANS PAYABLE

As of December 31, 2020 and 2019, this caption is integrated as shown below:

As of December 31,	2020	2019
Extral, S.A. de C.V	$ -	$ 1,114,058
David Penaloza Sandoval	23,373	1,114,058
Sergio Ciklik Sneider	-	1,114,058
Alejandro Joaquin Marti Garcia	-	1,114,058
Total (a)	$ 23,373	$ 4,456,233

(a) Corresponds to loans obtained from third parties, in which there is no agreed interest rate, without guarantee, with penalty clauses for early payment. They will be applied to the purchase of shares in other companies and to the development of the CYBOLT trademark.

Through an extraordinary shareholders' meeting held on December 31, 2020, it was resolved that those contributions be capitalized through the conversion of the debt to capital stock and additional paid in capital.

11. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,900,900 shares of common shares with par value of $0.001. As of December 31, 2020, and December 31, 2019, 1,600,000 common shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 600,000 preferred series A shares, with $0.001 par value, 500,000 preferred series B shares with $0.001 par value, and 500,000 preferred series C shares with $0.001 par value. As of December 31, 2020, and December 31, 2019, no preferred series shares have been issued or outstanding.

Legal reserve

In accordance with Mexican General Corporate Law ("LGSM") at least 5% of each year's profit must be set aside to increase the legal reserve until it reaches an amount equivalent to 20% of capital stock. As of December 31, 2020 and 2019, the legal reserve has not been set up. The balance of the legal reserve is not subject to distribution to the shareholders during the company's existence, except for dividend shares.

Capital stock reduction

For Cyber Team, in the event of a capital stock reduction, the reimbursement to the shareholders that exceed the amount of the updated contributions pursuant to procedures established by Mexican Income Tax Law shall be subject to a tax payment at the prevailing tax rate at the date of the reduction.

Up to December 31, 2013, Mexican Income Tax Law states that dividends stemming from profits that have complied with the income tax payment shall not be subject to the payment of such tax, for that purpose, tax profits shall be controlled through the Net Tax Profit Account ("CUFIN"). The amount distributed exceeding the balance of CUFIN shall be subject to income tax payment in terms of current legislation at the date of the dividend distribution.

In conjunction with the Mexican Taxation Reform, dividends paid on generated profits generated by January 1, 2016, shall be subject to a 10% withholding tax rate, whether they are generated by CUFIN or profits that have not complied with the tax payment.

According the Mexican Income Tax Law, the company and its subsidiaries must control in an account denominated as Equity Contribution Account ("CUCA") those capital stock contributions and net premiums (paid-in) for the subscription of shares made by the shareholders, as well as capital reductions made. Such account shall be updated for inflation in Mexico since the dates of the contributions and capital reductions.

According to Mexican Income Tax Law, the amount of the capital stock reduction shall not be subject to the tax payment when it does not exceed CUCA; alternatively, when it does exceed CUCA, the difference must be considered as a profit distribution and the tax shall be incurred at the prevailing tax rate on the date of such reduction, borne by the company and its subsidiaries.

As of December 31, 2020 and 2019, the fiscal balances are:

	2020	**2019**
CUCA	$ 5,297,658	$ 5,569
CUFIN	$ -	$ -

12. OTHER INCOME/EXPENSES

a) Finance costs

	2020	**2019**
Finance (expense) income	$ (334,594)	$ 35,333
Foreign exchange gain	39,365	93,119
	(295,230)	128,452
Other income:		
Bargain price for NTECH acquisition	-	195,246
Bargain price for CMS acquisition	-	31,409
Others	14,890	-
Total financing costs	$ (280,340)	$ 355,106

b) Depreciation, amortization, foreign exchange differences and costs of inventories included in the consolidated statement of income

	2020	**2019**
Included in cost of projects:		
Depreciation of fixed assets	$ 29,986	$ 23,250
Foreign exchange gain	21,651	60,527
Included in operationg expenses:		
Depreciation of fixed assets	$ 169,919	$ 131,750
Amortization of intangible assets	107,183	-
Foreign exchange gain	17,714	32,592

c) Sales and operating expenses

		2020		2019
Salaries and wages	$	133,612	$	146,711
Subcontracted payroll expense		736,405		498,689
Fees paid		339,949		213,834
Travel expenses		71,319		52,097
Lease expenses		140,782		116,687
Allowance for doubtful accounts		225,956		-
Amortization		107,183		-
Others		1,097,549		1,055,880
Total operating expenses	$	2,852,755	$	2,083,899

d) Administrative expenses

		2020		2019
Technology expenses	$	689,561	$	479,887
Salaries and wages		312,700		264,656
Subcontracted payroll expense		451,087		275,864
Expenses attributed to projects in progress		391,925		173,881
Fees paid		102,148		116,848
Audit expense		32,034		19,899
Others		1,084,116		128,229
Total operating expenses	$	3,063,572	$	1,459,264

13. INCOME TAXES

Income taxes is incurred by applying the rate of 30% to the taxable base (tax profit). Income taxes are calculated considering certain effects of inflation as taxable or deductible, the effect of inflation on certain liabilities and monetary assets is accumulated or deducted through the annual adjustment for inflation. As of December 31, 2020 and 2019, the company accrued income taxes of $1,232,104 and $ 0, respectively.

The cost of the current tax and the deferred tax applied to results consists of:

As of December 31,	2020	2019
Income tax incurred	$ 1,639,262	$ 240,870
Deferred Income tax - cost	19,064	1,834
Cost of income taxes - Net	$ 1,658,326	$ 242,705

The cost of income tax for years 2020 and 2019 includes the deferred income tax effect, as mentioned before.

As of December 31, 2020 and 2019, temporary differences the company recognized to determine the deferred income tax asset, consist of the following as well as the effect in results:

As of December 31,	2020	2019
Furniture and equipment	$ 108,168	$ 9,228
Expected Credit Losses allowance	244,135	-
Customers' contracts liability	1,311	-
Advances to vendors	(133,851)	-
Advanced payments	(282,735)	-
Outstanding year-end liabilities to vendors	8,654	-
Temporary differences	$ (54,318)	$ 9,228
Tax rate	30%	30%
Deferred income tax (liability) asset	(16,295)	2,768
Deferred IT asset at the beginning of the year	2,768	4,603
Effect on results for deferred income taxes	$ (19,064)	$ (1,834)

The table below shows the reconciliation between the effective income tax rate and the income tax incurred rate:

As of December 31,	2020	2019
Income before income tax	$ 4,011,294	$ 1,274,416
Income tax rate incurred	30%	30%
Income tax at the legal rate	$ 1,203,388	$ 382,325
Plus (less) effect on income tax of the following permanent items:		
Non-deductible expenses	11,718.58	23,312.27
Deductible annual inflation adjustment	(31,371.56)	(14,911.67)
Other non-cumulative income	-	(3,102.71)
Associates' equity method	49,962.79	(24,563.54)
Other permanent items	298,039.81	(90,362.19)
	$ 1,531,738	$ 272,697
Effective Tax Rate	38%	21%

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

14. COMMITMENTS AND CONTINGENCIES

Contingencies

As of December 31, 2020, the subsidiaries of the company has the following commitments and contingent liabilities:

a) ARME has a true lease on property for its corporate offices, which could be renewed in new and successive contracts. The lease expense in 2020 was $111,388.

The minimum future rent payments under existing leases with terms up to 1 year as of December 31, 2020 amount to $114,896.

b) NTECH has a true lease on property for its corporate offices, which could be renewed in new and successive contracts. The lease expense was $ 29,395.

Lessor Maresco, S.A. de C.V. has not changed the amount of the leasing terms since the original lease was signed; however, it is expected that, in the next annual lease renewal, the stipulated terms and conditions will be modified.

c) For the payment of salaries to personnel who perform operational and administrative functions, NTECH uses a personnel subcontracting service to make its tax burden more efficient. Even though, in the opinion of NTECH's service provider and advisors, there are no tax risks on such expenditures, however, from the authorities' perspective, the tax deductibility of this figure could be challenged.

Litigation and Claims

d) In accordance with current Mexican tax legislation, the authorities may exercise their oversight power in the normal course of operations of the company and its subsidiaries. Mexican authorities have the power to review up to five fiscal years prior to the last income tax return filed by the company and its subsidiaries.

e) According to Mexican Income Tax Law, entities incurring transactions with related parties, whether residents of Mexico or abroad, are subject to fiscal limitations and obligations in regard to the determination of the agreed prices, since they must be comparable with those that would be used with or among independent parties in similar transactions.

   In the event the Mexican tax authorities reviewed the prices and rejected the amounts determined, in addition to the tax and corresponding accessories (updating and surcharges), penalties on the omitted contributions would be imposed which could represent up to 100% of the total amount of the updated contributions.

f) Due to the Mexican Federal Labor Law Reform that became effective on December 1, 2012, new guidelines are established that regulate the personnel subcontracting and outsourcing and lay down new labor obligations for companies; these guidelines, in case of non-compliance, can affect those companies or contractors not directly hiring the employees, and for carrying-out their activities, hire the personnel through a third party, being able to originate contingent obligations, within which the employees profit-sharing is included. The amount of the aforementioned, if applicable, is uncertain and the company's legal advisors consider it unlikely that materialization of the mentioned contingency, thus, no provision has been recorded.

g) The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

h) From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

15.   FINANCIAL RISK MANAGEMENT

The company's main financial liabilities comprise of payables to vendors, sundry creditors and other accounts payable. The main purpose of these financial liabilities is to finance the company's subsidiary operations and to provide guarantees to support its operations. The company's main financial assets include the trade receivables shown in Note to the accompanying consolidated financial statements, and other receivables, as well as cash and short-term deposits that derive directly from its operations.

The company is exposed to the following risks:

a)   Market Risk

   −   Interest rate risk – This risk results from fluctuations in market interest rates, affecting the value of the company's current lease obligations.

   −   Foreign currency risk – This risk results from volatility in the foreign currency market, affecting the value of the foreign-currency denominated in cash, accounts receivable, transactions with subsidiaries and related suppliers and other accounts payable, among others.

      The accompanying consolidated financial statements, as of December 31, 2020 and 2019 the company has main operations that are in Mexican pesos and translated into US dollars for financial reporting purposes. This may have important effects depending on the currency translation fluctuations; such result of a net gain or (loss) on the conversion of unhedged pesos monetary assets and liabilities into a financial instrument.

b)   Credit Risk

   Credit risk is the risk that the counterparty (customer, supplier, related party, or financial company) will default on its payment of obligations with the company.

   The company periodically assesses the financial conditions of its customers and does not believe that there is a significant risk of loss due to a concentration of credit in its customer portfolio. It is also considered that the expected credit loss reserve adequately covers it potential credit risk, wich represents a calculaton of the expected credit losses on its accounts receivable. As of December 31, 2020 and 2019, the past due receivables greater than 61 days amounted to $93,348 and $220,132 respectively, which was covered by the expected credit losses reserve as of December 31, 2020 and 2019, respectively.

c)   Liquidity Risk

   Liquidity risk, due to adverse situations in debt and equity markets that hinder or impede the company to have the financial resources it needs for its business activities. The company monitors its liquidity risk.

   The company has established appropriate policies to mitigate liquidity risk, enforcing (i) the monitoring of availability of working capital (ii) reviewing its actual and projected cash flows, and (iii) reconciling the maturity profiles of their financial assets and liabilities. This allows the company's management to operating short and long-term financing requirements and maintaining appropriate cash reserves.

Concentration of risk

Concentrations arise when a number of counterparts are engaged in similar business activities, or activities in the same geographical region or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political, or other conditions.

Concentrations indicate a relative sensitivity of the company's performance to developments affecting a particular industry.

To avoid excessive concentrations of risk, the company's policies and procedures include specific guidelines to focus on the maintenance of a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly. Selective hedging is used within the company to manage risk concentrations at both the customer and industry levels.

The credit risk in accounts receivable is mitigated by the fact that the company has a broad customer base that is geographically diverse. The company continuously monitors its customer trade accounts and it requires no collateral to guarantee collection of its receivables. However, in the event that the company's collection cycles deteriorate significantly, its financial performance could be adversely affected.

16. SUBSEQUENT EVENTS

On March 19, 2021, the company made the acquisition of CKC Consultores, S.A., de C.V. to improve the strategic initiatives offered to its customers, in a simple and efficient way, generating added-value to organizations through business opportunities and reduction of identified risks. The payment made for this acquisition was $ 48,349.

Even as the COVID-19 pandemic continues to develop, infections have decreased, a situation that has allowed operations to resume in various economic sectors almost normally and, consequently, Mexico's economic activity has restarted. For the same reason, the level of revenue generated as of the date of this report by the company's subsidiaries, which are in line with the budget, and they do not foresee problems in continuity of operations.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	Cybolt
Logo	
Headline	End-to-end digital risk management and cybersecurity solutions.
Hero Image	
Tags	B2B, SAAS, Cyber security, Profitable, $25M+ revenue
Pitch text	## Summary

- End-to-end offer of digital risk management solutions
- Result of the successful merger of market leaders in Latin America
- 200+ active international clients
- Revenue of $26.5M in 2020 and projected revenue of $51M+ in 2021
- Average EBITDA growth of 150% in the last two years
- Global industry value of $173B in 2020, expected to be $270B by 2026

Problem

Companies, organizations and governments face immense, multi-dimensional digital challenges

Every organization, regardless of size and scope, faces one dominant problem: digital risk. In today's post-COVID world, due to our increasing reliance on border-less workplace technology, digital security has become more necessary than ever.

The problem is that confusion over industry security regulations, multiple vendors, hybrid architectures, pose distinct obstacles. *There should be a unified and holistic approach to digital security and risk management.*

Cybolt is a pure-security player that aims to create trustworthy environments for its clients, preparing them to face the threats and risks to come.


Infrastructure Security
Web Security
Managed Security Service Provider
Data Security
Cloud Security
Threat Analysis & Protection
CYBOLT
Security Innovation
Endpoint Security
Mobile Security
IoT Security
Identity & Access Management
Specialized Threat Intelligence
Transaction Security
Application Security
Very fragmented marketplace, solutions are provided by more than 3.5k different organizations. We seek to fix this by having the best of the best under one roof, simplifying Digital Risk Management and Cyber-Security

Solution

Managing digital risk with security innovation

We are devoted to establishing and maintaining the resilience of our clients.

Cybolt is an IT Security Services provider specialized in delivering technology solutions and services for managing digital risks, ultimately becoming our customers' long-term IT security partner.

These solutions include:

- Information protection
- Forensic
- Resilience management
- Back-office and applications
- Public safety
- Infrastructure protection
- Cyber-intelligence
- Corporate safety

- Identity protection
- Business Resilience
- Managed Services
- Risk Management and Visibility

This translates into a company built on a platform that offers security controls for every weakness.


LEADERSHIP
COLLABORATION
TALENT
INTEGRITY
TRANSPARENCY
TECNOLOGY
CERTAINTY
WISDOM
STRONGER
MISSION
To establish and maintain the trust of our customers by identifying and managing their digital risks.
CULTURE
COMMITMENT
RESPET
EMPATHY
TRUST
COLABORATION
INNOVATION

Product

Dynamic solutions for an ever-changing industry

Cybersecurity is an extremely fragmented marketplace with over 3500 vendors aiming to provide solutions. Cybolt fixes this by simplifying Digital Risk Management and Cybersecurity so that our clients get all of their solutions under one roof.

With Cybolt, companies can implement a digital risk management solution at an efficient cost. Cybolt eliminates the need for multiple suppliers by providing high levels of service via a single point of contact.

Our team of more than 150 security specialists is constantly upgrading their skills to stay one step ahead of any cyber-threats.


Identify
Protect
Detect
Respond
Recover
cloud
Monitoring & Management
Incident Management
Cyberintelligence
on-premise
Forensic Investigation
Business Resilience
Backoffice & Apps
Endpoint
Network
IoT
Public Safety
Corporate Safety
Information
Identity
Integral Risk management and visibility
Our services portfolio keeps evolving
to cover all of the needs of our customers.

Traction

Cybolt is growing its annual revenue by more than 54%

Even in the midst of the Covid-19 pandemic, we were able to *increase our sales by 110% in 2020*, and we are on track to meet our goal of $51M in 2021.

Cybolt has seen mass market adoption of our products, with **$26.5M+ in sales in 2020.**



Cybolt Revenue (USD)
$ 100 M
$ 75 M
$ 50 M
$ 25 M
$ 0 M
2018
2019
2020

40+ of the best tech partners and 10+ awards

Cybolt is focused on being a pure-security player, making us a leading provider of cybersecurity. As of 2021, we have **200+ satisfied customers** and over **10 international awards.**

We pride ourselves on our strong portfolio of solutions and partnerships with some of the top players in the industry. We were also recognized as one of Mexico's best places to work in 2021 by business publication Expansión.



+40
Technology Partners
BROADCOM
RSA
paloalto
CYBERARK
BlackBerry
Microsoft
IBM
tenable
NUCTECH
tripwire
Acronis
VERACODE
BIOCATCH
Cyberint
CalCom
alhua
VERIDIUM
DIGITAL CLUES
Forcepoint
VERITAS
MICRO FOCUS
TREND MICRO
KnowBe4
VARONIS



Customers

200+ active customers across a variety of industries

Cybolt is proud to work with **200+ companies** across a variety of industries and sizes including the public and private sectors.





Client Portfolio Composition

Business Model

Fueling growth with SaaS subscriptions

We sell and license our products on both a one-time purchase and SaaS subscription model. We are planning external growth by bringing on key new acquisitions in the US and European markets with commercial capacities while continuing the operations in Mexico. This will give us a foothold in these markets allowing us to penetrate them with our very competitive costs structure.

Market

Cybolt targets infrastructure security, cloud security and endpoint security

The industry has more than 3.5K+ vendors across a variety of services. We aim to simplify this. Our initial target markets are the cloud security market, endpoint security market, specialized threat analysis & protection industries, identity & access management market, and security service management provider market.


Market opportunity
Infrastructure Security
Network Firewall
Network Monitoring
Intrusion Prevention Systems
Unified Threat Management
Endpoint Security
Endpoint Prevention
Endpoint Detection & Response
Application Security
WAF & Application Security
Vulnerability Assessment
Managed Security Service Provider
Messaging Security
Web Security
IoT Security
Security & Incident Response
SIEM
Security Incident Response
Threat Intelligence
Mobile Security
Data Security
Transaction Security
Risk & Compliance
Threat Analysis & Protection
Identity & Access Management
Cloud Security
Very fragmented landscape,
we seek to consolidate the top services in cyber-security and
digital risk management under one roof.

Our **global TAM is USD $173B+ in 2020** and is projected to reach USD $270B by 2026 with North America poised to capture a large share in the global market for cybersecurity.

We are positioning ourselves as market leaders, specializing in cybersecurity in North America and the world.

Competition

Cybolt occupies a pure security niche and is applicable to any scale

Cybolt is an industry disrupter powered by the minds of some in the largest and best companies in Mexico. Our industry reputation and brand recognition already place us above competitors in our space. We are a pure security platform that can help any company, regardless of size.

We are a market-leading pure-play cyber security provider in Mexico. Digital risk management is not an afterthought, it's in our DNA.

Vision

We envision an equity value of $1B USD in the near future

With your investment, Cybolt will continue to capitalize on our current growth and success by establishing new partnerships with new players.

In the near future, we have an ambitious organic and inorganic growth plan, with the goal of becoming an unicorn.


Where are we going?
Phase 4
Organic and Inorganic Growth
$1B
IPO
Phase 3
Capitalization II
Crowd Funding
International Expansion
Phase 2
Capitalization I
Lux listing
Acquisitions
Phase 1
Initial
agreement
2019
2020
2021
2022
Near Future

The entrance to the US and European markets will be done through the acquisition of strategic players with commercial capabilities while keeping the core operations in Mexico resulting in reduced costs.

The current opportunity we see is a gap of the demand and the supply in the US. In the RSA Conference 2021, industry experts reported that there will be 4 million unfilled cybersecurity jobs globally in 2021.


Growth Potential
Cybolt can serve the
US market and fill the
Cyber Security
Engineers gap

Investors

Cybolt is currently raising to support its international expansion

Cybolt is planning international expansion in the coming year. Our initial round of funding will go towards supporting sales & marketing leads, R&D, platform development and business development.

Founders

Industry experience and a mission to revolutionize cyber-security

Cybolt is the result of the merger of some of Mexico's top Cyber-security providers.



This initiative is led by Mauricio Rioseco, who has created a platform that preserves the uniqueness of each one of the players.

Mauricio has more than 25 years of experience in investment banking & corporate finance. He has been involved in more than 30 M&A transactions with emphasis in IT, services, hotels and manufacturing sectors.

He was also awarded an Honoris Causa PHD by Universidad La Salle based on professional achievement & contribution to society.

At the core of Cybolt, we seek to make the world a better place, a safer place where organizations can keep doing what they do best, providing value for their customers.

Team

 Mauricio Rioseco — Chairman — Mauricio is the founder of this great project. He is a director and has no managerial position at Cybolt. However, he works in every area to make the company stronger.

 Luis Adrián Gómez — Cybolt CEO — Cybolt's CEO with more than 20 years of experience in Technology and Cybersecurity. Focused on understanding the needs of businesses to help them work 24/7 in trusted environments.

 Gustavo Davila — Head of Public Sector Sales — Gustavo is an entrepreneur with +25 years of experience in the Mexican IT market. He is a recognized expert in the Identity and Public Safety Industry.

 Sitlalmina Hernandez — Head of the Cyberintelligence Unit — Sitlalmina began her professional career in technology and security in 2009, and has collaborated on bilateral cooperation projects between the Governments of Mexico and the USA in the field of Security.

 Salvador Aranda — Head of the Business Resilience Unit — Salvador is an experienced executive in the IT industry, specializing in Inbound Marketing, Agile Product Development and Business Continuity Management. He has directed companies in Mexico and Latin America.

	Mario Ramirez	Head of Sales	Mario has more than 35 years of experience in IT and finance. He has been a manager in top financial institutions such as Bancomer and the National Banking and Securities Commission, entrepreneur for more than 20 years
	Luis Alberto Gómez	Head of Technology	Luis Alberto focuses on operations management, mainly in the field of information technologies and information security. He has worked in different areas like app development, data center and help desk operations, strategic management, among others.
	Gonzalo de Velazco	Head of Public & Corporate Safety	Gonzalo is an experienced IT professional with a solid business background in security, distribution, and channel development. He has specialized in security technology, directing several projects in national and statewide safety.
	Alfredo Sastré	Head of Identity, Information & Infrastructure	Experienced Director with a demonstrated history of working in the information technology, services and Cybersecurity industry. Strong business development professional skilled in IT Strategy, Management, Pre-sales and Business Intelligence.

Perks

$1,000	Antivirus (family Package) 4 yearly licenses. Access to Shareholder Discount on B2B services
$10,000	The previous perks of ($1000) plus The choice of a Digital Social Media footprint Analysis (FB, IG, Twitter) 1 time shot -OR- Entry level Ethical hacking for your business For more info on these perks consult the FAQ section
$50,000	The previous perks of ($10,000) plus Risk and digital Exposure Analysis for your business / App code vulnerability check (one shot)

FAQ

| How do I earn a return? | We are using a custodial security. Investors subscribe for beneficial interests held by the Custodian, Prime Trust, who is the legal record holder. Please see our Form C disclosures for more detail. |

EXHIBIT C

Video Transcript

The dialogue in Red is Mauricio Rioseco's, the one in black is Luis Adrian's, CEO of Cybolt.

Mauricio walks into the office and pulls out his cellphone. 	Mauricio Rioseco Cybolt´s Chairman	Do you remember a time before smartphones? Our whole life is now inside our devices. Contacts, photographs, bank accounts, mails, health information, etc.

We change perspective where Mauricio is still walking through the office as if he were being covered by multiple cameras. 		Our lives are now intertwined with the technology we use every day, therefore we are exposed.
Shot of Luis Adrián in his office.	Luis Adrián Gómez Cybolt´s CEO	Last year, COVID 19 radically augmented this.
(Stock footage)		E-commerce, assistive robotics, online health & education, and home office revealed the importance of technology, Digital Risk Management and Cybersecurity.

Luis Adrián walks out of his office in continuation of the previous shot



In an increasingly connected and digitized world, the threats to an organization's digital environment are much higher.

Mauricio stands in this Terrace



$173 Billion in 2020

$270 billion in 2026

8.0% of CARG

Predicted $12,6 Billion spend on cloud security tools by 2023.

This makes the Cybersecurity and Digital Risk Management Industry an interesting investment market. Valued globally at nearly $173 Billion in 2020, and expected to grow to $270 billion in 2026, with a predicted enterprise spending of $12,6 Billion on cloud security tools by 2023, up from $5.8 Billion in 2018.

MS of Luis Standing.



Halfway through this shot, stock footage of the world with thousands of brands

The Industry is composed by more than 4000 players, making it a highly fragmented landscape full of businesses that focus on specific niches.

Back to Luis

As someone who needs to feel safe, how do you navigate this?

Luis walks next to the window. 		Cybolt offers an extensive portfolio for the management of the digital risks of businesses.
When Luis stops walking, we do an MCU of Luis explaining, then we overlay Cybolt's SBUs.		We are the merger of specialized and market-leading companies from different cyber-security and risk management disciplines. By combining these niche players, we facilitate everything **for** the client with end-to-end solutions without losing the uniqueness and agility of each player.
Stock images of LA and technology	International standards Technologies Certifications Globalized Cost-competitive Scalable	Cybolt is now a leading player in Latin America, with solid international standards, best practices, top notch-technology and certifications, capable of offering services anywhere in the world, while having a cost-competitive and highly scalable delivery platform **with the best technology.**

Mauricio in MCU with space for superpostions 	Sales increased 147% YoY Growth of 110% of the business value with an EBITDA growth of 249%	By providing an easy solution to the great variety of problems our customers may have, we've seen a very successful year. Despite the challenge of the COVID pandemic, we've achieved a successful merge of our 7 key players, and were able to increase our sales by 147% YoY, resulting in a growth of 110% of the business value with an EBITDA growth of 249% The future is bright.
Same location for Mauricio, but now we frame it in such a way that we can add a map of the USA and Canada, and then an icon that shows growth towards there. We have to be aware that he has to walk a few steps to face this.		Our next goal is to consolidate the organization's growth in Latin America with strategic acquisitions, and to penetrate the North American market, leveraging on our corporate structure designed to integrate other players in a friendly win-win model that has proven highly attractive for the most talented professionals. With the integration of the right partners in the US and Canada, we will be able to scale the business with great profitability.

MS of Luis



Luis Adrián Gómez
Cybolt´s CEO

Our reputation precedes us, our partners trust us.
In Cybolt, we believe in helping people, businesses and governments to embrace this new paradigm by taking care of their main concern today: Digital Risk Management and Cyber security, providing a reliable space for you to safely carry out your business.

MS of Mauricio



Mauricio Rioseco
Cybolt´s Chairman

All areas of society are being digitized and we want to guarantee it as a safe process. By providing tools and services that create trust and reliable environments, we are proud to contribute and help our customers to make the best out of the exciting opportunities ahead.
.
Due to our increasingly digitized lives, now boosted by COVID, digital risks keep growing, and so will the market.

This is the time to jump.

Come join us, and become part of this exciting industry.

EXHIBIT D

Amended and Restated Certificate of Incorporation

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

OF

AI4SEC, INCORPORATED

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

AI4SEC, Incorporated, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1.   That the name of this corporation is AI4SEC, Incorporated, and that this corporation was originally incorporated pursuant to the General Corporation Law on May 22, 2019 under the name AI4SEC, Incorporated.

2.   That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of the corporation is:

AI4SEC, Incorporated (the "**Corporation**").

SECOND: The address of its registered office in the State of Delaware is: 16192 Coastal Highway, in the City of Lewes, County of Sussex, Zip Code 19958. The name of its registered agent at such address is Harvard Business Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 16,600,000 shares of Common Stock, $0.001 par value per share ("**Common Stock**") and (ii) 600,000 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**").

The rights, preferences, privileges, restrictions and other matters relating to the capital stock of the Corporation are as follows:

A.   COMMON STOCK

1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   <u>Voting</u>. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

3.   <u>Dividends</u>. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Common Stock then outstanding shall receive a dividend on each outstanding share of Common Stock, calculated on the record date for determination of holders entitled to receive such dividend.

B.   PREFERRED STOCK

600,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**".

The Series A Preferred Stock shall be non-voting, and the holders of Series A Preferred Stock shall not have the power to vote on, consent to or approve any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written action of stockholders in lieu of meetings).

Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections and Sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Series A Preferred Stock.

1.   <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.</u>

1.1   <u>Payments</u>.

1.1.1   <u>Payments Upon Dissolution Event</u>. In the event of any Dissolution Event (as defined below), but not including any Liquidity Event (as defined below), (a) the holders of shares of Preferred Stock then outstanding, (b) the holders of instruments then outstanding sharing in the distribution of proceeds of the Corporation, and (c) the holders of shares of Common Stock then outstanding, shall be entitled to be paid out of the assets available for distribution to the stockholders in such Dissolution Event, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock

294641755.2

pursuant to the terms of this Amended and Restated Certificate of Incorporation immediately prior to such Dissolution Event.

1.1.2   Payments to Holders of Preferred Stock Upon Liquidity Event. In the event of any Liquidity Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution, or out of the consideration payable, to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Original Issue Price (as defined below) applicable to the Preferred Stock, plus any dividends declared but unpaid thereon. "**Original Issue Price**" means, with respect to the Series A Preferred Stock, $8.75 per share. If upon such Liquidity Event, the assets of the Corporation available for distribution, or the consideration payable, to its stockholders, is insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1.2, the holders of shares of Preferred Stock shall share ratably in any distribution of such assets or payment of such consideration in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.1.2   Distribution of Remaining Assets Upon Liquidity Event. In the event of any Liquidity Event, after the payment in full of all amounts required to be paid to the holders of shares of Preferred Stock pursuant to Section 1.1.2, the remaining assets of the Corporation available for distribution, or the remaining consideration payable, to its stockholders, shall be distributed among (a) the holders of shares of Preferred Stock then outstanding, (b) the holders of instruments then outstanding sharing in the distribution of proceeds of the Corporation, and (c) the holders of shares of Common Stock then outstanding, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Amended and Restated Certificate of Incorporation immediately prior to such Liquidity Event.

1.2   Definitions.

1.2.1   Dissolution Event. Each of the following events shall be considered a "**Dissolution Event**":

(a)   a voluntary termination of operations of the Corporation;

(b)   a general assignment for the benefit of the Corporation's creditors; or

(c)   any other liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (but not including any Liquidity Event).

1.2.2   Liquidity Event. Each of the following events shall be considered a "**Liquidity Event**":

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, in each case, excluding any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the

Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2. <u>Conversion</u>. Each share of Preferred Stock shall be convertible, from time to time in accordance with the terms and conditions of this Amended and Restated Certificate of Incorporation, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Series A Preferred Stock shall initially be equal to $8.75. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

2.1 <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation shall at any time or from time to time after the first date following the date the first share of Series A Preferred Stock was issued (the "**Original Issue Date**"), effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

2.2 <u>Adjustment for Certain Dividends and Distributions</u>. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

2.3 <u>Adjustments for Other Dividends and Distributions</u>. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of <u>Section 1</u> do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

2.4 <u>Adjustment for Merger or Reorganization, etc</u>. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by <u>Sections 2.2</u> or <u>2.3</u>), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this <u>Section 2</u> with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this <u>Section 2</u> (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

2.5   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 2, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

2.6   Notice of Record Date. In the event:

(a)   that the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation; or

(c)   of any Dissolution Event or any Liquidity Event;

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws so provide.

SIXTH: The Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws of the Corporation. The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws of the Corporation.

SEVENTH: To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of the foregoing provisions of this Article SEVENTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions occurring prior to, such repeal or modification.

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature page follows.]

This Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on_____, 2021.

By: /s/ Gonzalo de Velasco
Gonzalo de Velasco, Chief Executive Officer

EXHIBIT E

Subscription Agreement for
Beneficial Interest in Omnibus Series A Preferred Instrument
Representing Economic Interest in
Series A Preferred

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE SUBSCRIBER LIVES OUTSIDE THE UNITED STATES, IT IS THE SUBSCRIBER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY SUBSCRIBER, WHETHER FOREIGN OR DOMESTIC.

AI4SEC, Incorporated

Subscription Agreement for
Beneficial Interest in Omnibus Series A Preferred Instrument
Representing Economic Interest in
Series A Preferred

Series 2021

This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and AI4SEC, Incorporated, a Delaware corporation (the "**Company**"), effective as of [________________]. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Form of Omnibus Series A Preferred Instrument attached hereto as Exhibit A (the "**Omnibus Series A Preferred Instrument**"). In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes $[_____________] (the "**Subscription Amount**") for the right to an indirect economic interest in certain shares of the Company's Series A Preferred (the "**Subscription**"), to be represented by a pro rata beneficial interest in an Omnibus Series A Preferred Instrument issued by the Company to the custodian designated in the Omnibus Series A Preferred Instrument, Prime Trust, LLC ("**Custodian**"), with the Custodian as legal record owner of the Series A Preferred (the "**Beneficial Interest**", as defined and calculated in the Omnibus Series A Preferred Instrument).

2. **General Terms and Conditions.**

   (a) *Acceptance and Conditions*. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (i) Subscriber's completion of the investment commitment process on the Portal hosting the Company's offering; (ii) Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the

Company's offering, in the manner and method provided in the Company's offering disclosures; (iii) Subscriber's execution and delivery of the Omnibus Series A Preferred Instrument; (iv) Subscriber's execution and delivery of a separate custody account agreement by the Subscriber directly with the Custodian in the form attached hereto as Exhibit B; and (v) the Company's countersigning and delivery of this Agreement and the Omnibus Series A Preferred Instrument to the Custodian.

(b) *Nature of Interest in Omnibus Series A Preferred Instrument; Limitation on Participation in Company Affairs*. The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Series A Preferred Instrument. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, as a holder of a Beneficial Interest, (i) with any voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Series A Preferred Instrument (or the Subscriber's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Series A Preferred Instrument, or (ii) any right to be deemed the legal record owner of the Capital Stock for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Omnibus Series A Preferred Instrument.

3. **Subscriber Representations.** By executing this Agreement and the Omnibus Series A Preferred Instrument, the Subscriber hereby represents and warrants to the Company and to the Custodian as follows:

(a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and the Omnibus Series A Preferred Instrument to perform its obligations hereunder and thereunder. Each of this Agreement and the Omnibus Series A Preferred Instrument constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Subscriber has been advised that the Omnibus Series A Preferred Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act ("**Regulation CF**"). The Subscriber understands that neither the Omnibus Series A Preferred Instrument (nor the Subscriber's Beneficial Interest therein) nor the underlying securities may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Subscriber further understands and agrees that its Beneficial Interest and the securities to be acquired by the Subscriber thereunder shall be subject to further the terms and conditions set forth in the Omnibus Series A Preferred Instrument, including without limitation the transfer restrictions set forth in Section 5 of the Omnibus Series A Preferred Instrument and, as applicable, Section 5 of this Agreement.

(c) The Subscriber is purchasing its Beneficial Interest and the economic interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Series A Preferred Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

(d) The Subscriber has, and at all times under this Agreement will maintain, a custody account in good standing with the Custodian pursuant to a valid and binding custody account agreement.

(e) The Subscriber acknowledges, and is making the Subscription and purchasing its Beneficial Interest in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF.

(f) The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its Beneficial Interest and the underlying securities.

(g) The Subscriber has had an opportunity to (i) ask questions and receive answers from the Company regarding the terms and conditions of the Omnibus Series A Preferred Instrument (and the Subscriber's Beneficial Interest) and the underlying securities, and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its Beneficial Interest, the Subscriber is not relying on the advice or recommendations of the Company, the Portal or any other third-party, and the Subscriber has made its own independent decision that an investment in the Omnibus Series A Preferred Instrument and the underlying securities is suitable and appropriate for the Subscriber. The Subscriber understands that no federal, state or other agency has passed upon the merits or risks of an investment in the Omnibus Series A Preferred Instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(h) The Subscriber understands and acknowledges that as the holder of a Beneficial Interest, the Subscriber shall have no voting, information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make under relevant securities regulations, or as provided in the Omnibus Series A Preferred Instrument.

(i) The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata Beneficial Interests (based on their respective subscription amounts) in the Omnibus Series A Preferred Instrument.

(j) The Subscriber understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Omnibus Series A Preferred Instrument, the underlying securities or any other class of the Company's securities.

(k) Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Omnibus Series A Preferred Instrument and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, Subscriber will immediately notify Company. Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Series A Preferred Instrument or the underlying securities to a party subject to U.S. or other applicable sanctions.

(l) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C, as amended, and the offering documentation filed with the SEC.

(m) The Subscriber understands the substantial likelihood that the Subscriber will suffer a TOTAL LOSS of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(n) The Subscriber understands and agrees that its Beneficial Interest does not entitle the Subscriber, as a holder of such interest, to vote, execute consents, or to otherwise represent the interests thereunder. The Subscriber acknowledges and agrees that the Custodian shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Series A Preferred Instrument.

(o) The Subscriber understands and agrees that, except as otherwise agreed by the Company in its sole discretion, the Subscriber will not be entitled to exchange its Beneficial Interest in Omnibus Series A Preferred Instrument Representing Economic Interest in Series A Preferred in registered form or other form of security instrument not otherwise contemplated by this Agreement.

(p) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its Beneficial Interest and the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its Beneficial Interest; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its Beneficial Interest and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Series A Preferred Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities.

(q) If the Subscriber is an entity: (i) such entity is duly formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(r) The Subscriber agrees, acknowledges, warrants and covenants that (1) the Custodian will and shall sign the Omnibus Series A Preferred Instrument as legal record owner of the Series A Preferred; and (2) the Subscriber hereby authorizes the Custodian to execute, deliver to the Company an executed counterpart signature page and/or version to the Company of, and become the legal record owner of the Series A Preferred and the legal party to the Omnibus Series A Preferred Instrument.

(s) The Custodian, as a condition to the effectiveness of this Agreement and the issuance and delivery of Series A Preferred, the Omnibus Series A Preferred Instrument and the Beneficial Interest in accordance herewith, shall execute, deliver to the Company an executed counterpart signature and/or version of, become the record owner or the Series A Preferred and the legal party to the Omnibus Series A Preferred Instrument.

4. **Dispute Resolution; Arbitration.**

(a) THE SUBSCRIBER AND THE COMPANY (I) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT RESOLVED IN A COURT, AND (II) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Rules. The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within 25 miles of the Company's principal place of business as determined at the time of the filing of the demand for arbitration or Meridian, Idaho. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) No Class Arbitrations, Class Actions or Representative Actions. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and will be resolved solely through individual arbitration and will not be brought as a class arbitration, class action or any other type of representative proceeding.

There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

5. **Additional Covenants.**

(a) Pursuit SCA SICAV RAIF ("**Sponsor**") hereby undertakes and covenants that Sponsor will not sell, assign, encumber, pledge, convey, transfer or otherwise dispose of fifty percent (50%) or more of Sponsor's Beneficial Interest in the Omnibus Series A Preferred Instrument acquired pursuant to this Agreement (nor a majority of the securities to be acquired by Sponsor thereunder), except in connection with a Liquidity Event (as defined in the Company's Amended and Restated Certificate of Incorporation, in the form attached hereto as Exhibit C, as amended) in which each other Subscriber is entitled to dispose of such Subscriber's Beneficial Interest in the Omnibus Series A Preferred Instrument (and the securities to be acquired by such Subscriber thereunder) in at least the same proportion, and on substantially equivalent economic terms, as Sponsor so disposes in such transaction.

6. **Miscellaneous.**

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber.

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or otherwise provided, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber to (i) to a member of the family of the Subscriber or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or the equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance, (ii) any other entity who directly or indirectly, controls, is controlled by or is under common control with the Subscriber, including, without limitation, any general partner, managing member, officer or director of the Subscriber, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Subscriber and that any such assignment shall require such transferee to assume the rights and obligations of the Subscriber's custody account agreement with the Custodian in accordance with the assignment provision thereof, or otherwise execute a custody account agreement with the designated Custodian ; and *provided, further*, that the Company may assign this Agreement in whole, without the consent of the Subscriber, in connection with a reincorporation to change the Company's domicile. Notwithstanding the foregoing, this Agreement and any rights herein shall not be assigned or transferred except (x) with the Company's written consent (which may be withheld, conditioned or delayed in its sole and exclusive discretion) or (y) without the Company's written consent when and if a registration statement which has been filed with the

United States Securities and Exchange Commission under Section 12(g) of the Exchange Act is declared effective to enable the sale of any equity securities of the Company then-held by Subscriber to the public, which in results in such equity securities being listed and posted for trading or quoted on a recognized exchange, and such assignment or transfer is made in accordance and compliance with any applicable Lock-up Period (as defined in the Omnibus Series A Preferred Instrument), and applicable law.

(d) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(e) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) This Agreement, the Omnibus Series A Preferred Instrument, and each of their respective Schedules, Exhibits, Appendices and any other documents appended, referenced, attached or incorporated thereto or therein, constitute the entire agreement between the Subscriber and the Company relating to the Omnibus Series A Preferred Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities; provided further, that Subscriber agrees to be bound by the terms of the Omnibus Series A Preferred Instrument applicable to Holders.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered.

SUBSCRIBER:

_____
Print Name

_____
Title of Signatory (if Subscriber is not a natural person)

_____
Signature

_____
Print Name of Additional Signatory

_____
Title of Additional Signatory (if Subscriber is not a natural person)
Title of Additional Signatory

_____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

Accepted and Agreed:

COMPANY:	**CUSTODIAN:**
AI4SEC, Incorporated	**PRIME TRUST, LLC,**
By: _____	By: _____
Name:	Name:
Title:	Title:
Date: _____	Date: _____
Address:	Address:
Email:	Email:

FORM OF OMNIBUS SERIES A PREFERRED INSTRUMENT

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

AI4SEC, Incorporated

OMNIBUS SERIES A PREFERRED INSTRUMENT
Series 2021

THIS CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests herein (the "**Subscribers**") of an aggregate subscription amount of $[_____] (the "**Omnibus Series A Preferred Instrument Amount**"), **AI4SEC, Incorporated**, a Delaware corporation (the "**Company**"), hereby issues to Prime Trust, LLC, as custodian ("**Prime Trust**"), [_____] shares of the Company's Series A Preferred, par value per share of $0.001 (the "**Series A Preferred**"), to be held by Prime Trust subject to the terms set forth below.

SEE **SECTION 2** **FOR CERTAIN ADDITIONAL DEFINED TERMS.**

1.   **Instrument**

This Omnibus Series A Preferred Instrument initially shall entitle each Subscriber to a beneficial ownership interest herein that represents the number of shares of Series A Preferred equal to the product of (i) the quotient of such Subscriber's Subscription Amount *divided by* the Omnibus Series A Preferred Instrument Amount; *times* (ii) the quotient of the Omnibus Series A Preferred Instrument Amount *divided by* $XXX (the "**Beneficial Interest**"). The number of shares under this instrument shall be subject to adjustment by the Company in the event of any share subdivision, split, dividend, reclassification, combination, consolidation or similar transaction affecting the Capital Stock or the Company subject to the Company's Certificate of Incorporation, as amended and/or restated from time to time.

2.   **Definitions**

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Common Stock**" means the common stock, par value per share of $0.001, of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the

United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Holder**" means the holder of a Beneficial Interest in this Omnibus Series A Preferred Instrument, whether as a Subscriber or as a permitted transferee thereof.

"**Portal**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act of 1933.

3. Company Representations

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this Omnibus Series A Preferred Instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Prime Trust, has been duly authorized by all necessary actions on the part of the Company. This Omnibus Series A Preferred Instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this Omnibus Series A Preferred Instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this Omnibus Series A Preferred Instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of the issuable shares of Series A Preferred pursuant to Section 1.

(e)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(f)   The Company has engaged, or shortly after the issuance of this Omnibus Series A Preferred Instrument, will engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Omnibus Series A Preferred Instrument and the Capital Stock.

4.   Prime Trust Representations

(a)   Prime Trust has full legal capacity, power and authority to execute and deliver this Omnibus Series A Preferred Instrument and to perform its obligations hereunder. This Omnibus Series A Preferred Instrument constitutes a legal, valid and binding obligation of Prime Trust, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

5.   Transfer Restrictions

(a)   During the Lock-up Period, and otherwise subject to Section 7(f), neither Prime Trust nor any Holder shall, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the applicable party or the immediate family of such party, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to Prime Trust and the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of <u>Section 5(a)</u> and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Prime Trust and each Holder shall execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with <u>Section 5(a)</u> or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the registrable securities of the Company held by Prime Trust and the Holders (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. A legend reading substantially as follows will be placed on all certificates representing all of the registrable securities of the Company held by Prime Trust and the Holders (and the shares or securities of the Company held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   No portion of this Omnibus Series A Preferred Instrument (or any Beneficial Interest) or the underlying securities may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   No disposition of this instrument (or any Beneficial Interest) or any underlying securities may be made to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Omnibus Series A Preferred Instrument (or any Beneficial Interest) and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or otherwise:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE

BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

(g)   Prime Trust shall use commercially reasonable efforts to facilitate a disposition contemplated in Section 5(d)(i).

6.   Dividends, Distributions, Voting Rights

(a)   Whenever Prime Trust shall receive any cash dividend or other cash distribution on the shares of Series A Preferred, Prime Trust shall distribute to the Holders such amounts of such sum as are, as nearly as practicable, in proportion to each Holder's Beneficial Interest; provided, however, that in case the Company or Prime Trust shall be required to and shall withhold from any cash dividend or other cash distribution in respect of the shares of Series A Preferred represented by the Beneficial Interest held by any Holder an amount on account of taxes, the amount made available for distribution or distributed in respect of shares of Series A Preferred subject to such withholding shall be reduced accordingly. Prime Trust shall distribute or make available for distribution, as the case may be, only such amount, however, as can be distributed without attributing to any Holder of Beneficial Interests a fraction of one cent, and any balance not so distributable shall be held by Prime Trust (without liability for interest thereon) and shall be added to and be treated as part of the next sum received by Prime Trust for distribution to Holders of Beneficial Interests then outstanding.

(b)   Whenever Prime Trust shall receive any distribution other than cash on the shares of Series A Preferred, Prime Trust shall distribute to the Holders of Beneficial Interests such amounts of the securities or property received by it as are, as nearly as practicable, in proportion to the respective Beneficial Interests held by such Holder, in any manner that Prime Trust and the Company may deem equitable and practicable for accomplishing such distribution. If, in the opinion of Prime Trust after consultation with the Company, such distribution cannot be made proportionately among all Holders, or if for any other reason (including any requirement that the Company or Prime Trust withhold an amount on account of taxes), Prime Trust deems, after consultation with the Company, such distribution not to be feasible, Prime Trust may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or property thus received or any part thereof, at such place or places and upon such terms as it may deem proper. The net proceeds of any such sale shall be distributed or made available for distribution, as the case may be, by Prime Trust to the Holders of Beneficial Interests as provided by Section 6(a) in the case of a distribution received in cash. The Company shall not make any distribution of such securities or property to the Holders of Beneficial Interests unless the Company shall have provided to Prime Trust an opinion of counsel stating that such securities or property have been registered under the Securities Act or do not need to be registered.

(c)   Upon any change in par or stated value, split-up, combination or any other reclassification of the shares of Series A Preferred, or upon any recapitalization, reorganization, merger, amalgamation or consolidation affecting the Company or to which it is a party or sale of all or substantially all of the Company's assets, Prime Trust shall, upon the instructions of the Company: (i) make such adjustments in the shares of Series A Preferred as may be required by, or as is consistent with, the provisions of the articles of incorporation of the Company to fully reflect the effects of such split-up, combination or other reclassification of the shares of Series A Preferred, or of such recapitalization, reorganization, merger, consolidation or sale and (ii) treat any shares or other securities or property (including cash) that shall be received by Prime Trust in exchange for or upon conversion of or in respect of the shares of Series A Preferred as new securities held under this Agreement, and Beneficial Interests then outstanding shall thenceforth represent the proportionate interests of Holders thereof or the new securities so received in exchange for or upon conversion of or in respect of such shares of Series A Preferred. The Company shall cause effective provision to be made in the charter of the resulting or surviving corporation (if other than the Company) for protection of such rights as may be applicable upon exchange of the shares of Series A Preferred for securities or property or cash of the surviving corporation in connection with the transactions set forth above. The Company shall cause any such surviving corporation (if other than the Company) expressly to assume the obligations of the Company hereunder.

(d)   Upon receipt of notice of any meeting, or consent in lieu of a meeting, at which the holders of the shares of Series A Preferred are entitled to vote, Prime Trust shall, as soon as reasonably practicable thereafter, mail or provide electronically to the Holders of Beneficial Interests a notice, which shall be provided by the Company and which shall contain such information as is contained in such notice of meeting or other form of consent in lieu of a meeting. Holder acknowledges that notwithstanding its receipt of such materials, all voting rights with respect to the shares of Series A Preferred shall be exercised by Prime Trust in accordance with this Section 6(d). At any meeting of the stockholders at which holders of the shares of Series A Preferred are entitled to vote, or with respect to any written consent of the stockholders in lieu of such a meeting, Prime Trust shall vote all shares of Series A Preferred then held by Prime Trust as directed in writing by the Company's board of directors. Notwithstanding the foregoing provisions of this Section 6(d), the Series A Preferred shall be non-voting.

7.   Miscellaneous

(a)   Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their Beneficial Interests in this Omnibus Series A Preferred Instrument for Series A Preferred in certificated form.

(b)   Prime Trust agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this Omnibus Series A Preferred Instrument and any shares of Capital Stock issued pursuant to the terms of this Omnibus Series A Preferred Instrument into a special purpose vehicle or other entity designed to aggregate the interests of the Holders.

(c)   Any provision of this Omnibus Series A Preferred Instrument may be amended, waived or modified only upon the written consent of the Company and the majority of the Holders (calculated based on the Beneficial Interests of the Holders).

(d)   Any notice required or permitted by this Omnibus Series A Preferred Instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   Prime Trust through this Omnibus Series A Preferred Instrument shall be considered legal record holder of the Series A Preferred and any shares of securities convertible therefrom, including the Common Stock.

(f)   Neither this Omnibus Series A Preferred Instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other;

provided, however, that this Omnibus Series A Preferred Instrument and/or the rights contained herein may be assigned without the Company's consent by Prime Trust to any other entity who directly or indirectly, controls, is controlled by or is under common control with Prime Trust, including, without limitation, any general partner, managing member, officer or director of Prime Trust; and *provided, further*, that the Company may assign this Omnibus Series A Preferred Instrument in whole, without the consent of Prime Trust, in connection with a reincorporation to change the Company's domicile. Subject to Section 5, this Omnibus Series A Preferred Instrument and any rights herein, including the Beneficial Interest, shall not be assigned or transferred except (x) with the Company's written consent (which may be withheld, conditioned or delayed in its sole and exclusive discretion) or (y) without the Company's written consent when and if a registration statement which has been filed with the United States Securities and Exchange Commission under Section 12(g) of the Exchange Act is declared effective to enable the sale of any equity securities of the Company then-held by Subscriber to the public, which in results in such equity securities being listed and posted for trading or quoted on a recognized exchange, and such assignment or transfer is made in accordance and compliance with any applicable Lock-up Period (as defined in the Omnibus Series A Preferred Instrument), and applicable law.

(g)   In the event any one or more of the terms or provisions of this Omnibus Series A Preferred Instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Omnibus Series A Preferred Instrument operate or would prospectively operate to invalidate this Omnibus Series A Preferred Instrument , then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Omnibus Series A Preferred Instrument and the remaining terms and provisions of this Omnibus Series A Preferred Instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this Omnibus Series A Preferred Instrument may be issued in whole or fractional parts.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this Omnibus Series A Preferred Instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within 25 miles of the Company's principal place of business as determined at the time of the filing of the demand for arbitration or Meridian, Idaho. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   Each Holder has, and at all times under this Omnibus Series A Preferred Instrument will maintain, a custody account in good standing with Prime Trust pursuant to a valid and binding custody account agreement. To the extent any of the provisions of such custody account agreement shall conflict with the terms of this Omnibus Series A Preferred Instrument, the terms of this Omnibus Series A Preferred Instrument will control.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Omnibus Series A Preferred Instrument to be duly executed and delivered.

AI4SEC, Incorporated

By:_____
    Name
    Title:
    Address:
    Email:

PRIME TRUST, LLC,
Custodian

By:_____
    Name:
    Title:
    Address:
    Email:

SUBSCRIBER/HOLDER:

_____
Print Name

_____
Title of Signatory (if Subscriber is not a
natural person)

By:_____
Signature

_____
Print Name of Additional Signatory

_____
Title of Signatory (if Subscriber is not a
natural person)

By:_____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

Prime Trust New Account Agreement

_____("Account Holder", "Customer", "you", "your") hereby requests and directs that Prime Trust, LLC ("Prime Trust", "Custodian", "we", "our", "us"), a Nevada chartered trust company, establish a Prime Asset Custody Account ("Account") for and in the name of Account Holder, and to hold as custodian all assets deposited to, or collected with respect to such Account, upon the following terms and conditions:

1. APPOINTMENT OF CUSTODIAN:
Account Holder hereby appoints Prime Trust to be custodian of and to hold or process as directed all securities, currency, cryptocurrency, and other assets of Account Holder (hereinafter referred to as "Custodial Property") that are delivered to Custodian by Account Holder or Account Holder's Agent(s) (as defined below) to the Account in accordance with the terms of this Agreement.

2. SELF-DIRECTED INVESTMENTS:
a. This Account is a self-directed Account that is managed by Account Holder and/or Account Holder's Agents. Prime Trust will act solely as custodian of the Custodial Property and will not exercise any investment or tax planning discretion regarding your Account, as this is solely your responsibility and/or the responsibility of advisors, brokers and others you designate and appoint as your agent for your Account ("Agents"), if any. Prime Trust undertakes to perform only such duties as are expressly set forth herein, all of which are ministerial in nature.
b. As a self-directed Account, you acknowledge and agree that:
   i.   The value of your Account will be solely dependent upon the performance of any asset(s) chosen by you and/or your Agents.
   ii. Prime Trust shall have no duty or responsibility to review or perform due diligence on any investments or other Custodial Property and will make absolutely no recommendation of investments, nor to supervise any such investments. You will perform your own due diligence on all investments and take sole responsibility for all decisions made for your Account.
   iii. Prime Trust does not provide any valuation or appraisals of Custodial Property, nor does it hire or seek valuations or appraisals on any Custodial Property, provided, however, it may, at its option and with no obligation or liability, to the extent available for any particular asset, include recent price quotes or value estimates from various third-party sources, including but not limited to SEC-registered exchanges and alternative trading systems, digital asset exchanges, and real estate websites on your statement for any such Custodial Property. Prime Trust will not be expected or obligated to attempt to verify the validity, accuracy or reliability of any such third-party valuation, valuation estimates or prices and you agree that Prime Trust shall in no way be held liable for any such valuation estimates or price quotations. Prime Trust shall simply act in a passive, pass-through capacity in providing such information (if any) on your Account statements and that such valuation estimates or price quotations are neither verified, substantiated nor to be relied upon in any way, for any purpose, including, without limitation, tax reporting purposes. You agree to engage a professional, independent advisor for any valuation opinion(s) you want on any Custodial Property.

c. Account Holder will not direct or permit its Agents to direct the purchase, sale or transfer of any Custodial Property which is not permissible under the laws of Account Holder's place of residence or illegal under US federal, state or local law. Account Holder hereby warrants that neither you nor your Agents will enter into a transaction or series of transactions, or cause a transaction to be entered into, which is prohibited under Section 4975 of the Internal Revenue Code. Pursuant to the directions of the Account Holder or Agent(s), Prime Trust shall process the investment and reinvestment of Custodial Property as directed by Account Holder or its Agents only so long as, in the sole judgment of Prime Trust, such requested investments will not impose an unreasonable administrative burden on Prime Trust (which such determination by Prime Trust shall not to be construed in any respect as a judgment concerning the prudence or advisability of such investment). Custodian may rely upon any notice, instruction, request or other instrument believed by it to have been delivered from the Account Holder or its Agents, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein.

d. Buy and sell orders may, at Custodians discretion, be accepted verbally, including via telephone, or electronically, including email and internet-enabled devices and systems, provided, however, that Custodian may, but is not required to, require Account Holder or its Agents to promptly provide email, text or other confirmation to verify such instructions and any such instructions will not be deemed as received until verified in accordance with the Custodians then-in-effect policies and procedures. Account Holder acknowledges that any request to waive or change any policies or procedures for asset disbursements is done so at Account Holders risk. Prime Trust may decline to accept verbal asset transfer or trade instructions in its sole discretion and require written instructions, or instructions triggered from Account Holder or its Agents using tools while logged onto your account (either directly at www.primetrust.com or on any website or application that integrates into Prime Trust systems via API's ("Application Programming Interfaces"), which may or may not bear the Prime Trust brand. Account Holder bears complete and absolute responsibility for all buy, sell, transfer, and disbursement instructions for this Account and will immediately notify Prime Trust of any unauthorized transactions.

e. Account Holder acknowledges and agrees that the custody of digital assets is generally subject to a high degree of risk, including without limitation, the risk of loss due to the blockchain or smart contract defects as well as forks and other events outside of the Custodian's control. Such Custodial Property is not insured by the Federal Deposit Insurance Corporation or by any Prime Trust insurance policies and so you are advised to directly obtain, at your sole cost and expense, any separate insurance policies you desire for such Custodial Property. Account Holder agrees that transfer requests, as well as sale and purchase orders, for digital assets may be delayed due to security protocols, time-zone differences, communication technology delays or fails, and/or enhanced internal compliance reviews. Accordingly, Prime Trust shall not be liable for any losses or damages, including without limitation direct, indirect, consequential, special, exemplary or otherwise, resulting from delays in processing such transactions.

f. All instructions for the purchase and sale of securities and/or digital assets shall be executed through one or more broker-dealers or exchanges selected by either you or your Agents, or by Prime Trust, as an accommodation (and not in any capacity as a broker-dealer) and Prime Trust is hereby authorized to debit your account for any fees associated with such transaction(s) and remit those to the executing party.

3. SCHEDULE OF FEES:
The Custodian shall receive reasonable compensation in accordance with its usual Schedule of Fees then in effect at the time of service. The fees and charges initially connected with this Account may include:

- Account Fees: As detailed on Prime Trust's current fee schedule, which may change from time to time and is published on www.primetrust.com. Changes to the fee schedule shall not affect any charges for prior periods and will only be effective as of the date the changes were published.
- Statement Fee: $0.00 – there are no fees for electronically delivered and available statements
- Third-Party Fees – in the event that we are charged any fees by a third party in performing services on your behalf (e.g. transfer agent fees, legal fees, accounting fees, tax preparation fees, notary fees, exchange fees, brokerage fees, bank fees, blockchain settlement fees, etc.) then you agree to reimburse us for such reasonable charges at cost plus 25% (excluding broker-dealer commissions), and that no prior approval is required from you in incurring such expense.

You agree to pay all fees and expenses associated with your Account. Prime Trust is hereby authorized, at its option, in its sole discretion, to electronically debit the Account for payment of fees and expenses, including charging any linked credit or debit card, pulling funds from any linked bank account, or liquidating any of the Custodial Property without prior notice or liability. Unpaid fees are subject to interest at a rate of 1.50% per month on the outstanding balance and may be applied as a first lien on any Custodial Property. Prime Trust reserves the right to make changes to its fees for custodial services in its sole and absolute discretion.

4. ASSETS AND CUSTODY:
   a. Custodial Property which Prime Trust will generally agree to accept and hold on Account Holder's behalf includes: United States Dollars ("USD"), foreign currencies at the sole discretion of Prime Trust, title to real estate, certain digital assets, private equity and debt securities issued pursuant to laws and regulations of the United States, as well as equity and debt securities which are listed on any US exchange or alternative trading system (e.g. OTC, NASDAQ, NYSE, AMEX, etc.). Securities which have been issued pursuant to regulations of countries other than the US or which are listed on non-US trading systems may be acceptable for custody on a case by case basis. Physical assets such as cash, art, coins, and rare books are generally not accepted for custody at Prime Trust. Acceptance and custody of digital assets such as cryptocurrency and other tokens are subject to the sole discretion of Prime Trust.
   b. USD in the Custodial Account are hereby directed by Account Holder to be invested in Prime Trust's "Secure Cash Sweep", as available, other than as needed for immediate funds availability. Interest paid from the Secure Cash Sweep BT will be credited to your Account.
   c. During the term of this Agreement, Custodian is responsible for safekeeping only Custodial Property which is delivered into its possession and control by the Account Holder or its Agents. Custodian may for convenience take and hold title to Custodial Property or any part thereof in its own name or in the name of its nominee (commonly known as "street name"), with Account Holder ownership of Custodial Property segregated on its books and records.
   d. Custodian shall keep accurate records of segregation of customer accounts to show all receipts, disbursements, and other transactions involving the Account. All such records shall be held indefinitely by Custodian.
   e. Custodian shall collect and hold all funds when Custodial Property may mature, be redeemed or sold. Custodian shall hold the proceeds of such transaction(s) until receipt of written or electronic (via our systems) disbursement instructions from Account Holder.
   f. Custodian shall process any purchase, sale, exchange, investment, disbursement or reinvestment of Custodial Property under this Agreement that Account Holder or its Agents may at any time direct, provided that sufficient unencumbered, cleared assets are available for such transaction.

g. Funds received in any currency other than USD may, at your direction or as needed to fulfill investment directions or pay fees, be converted to USD at exchange rates set at Prime Trusts discretion.

h. Without limiting the generality of the foregoing, Prime Trust is authorized to collect into custody all property delivered to Custodian at the time of execution of this Agreement, as well as all property which is hereafter purchased for your Account or which may hereafter to be delivered to Custodian for your Account pursuant to this Agreement, together with the income, including but not limited to interest, dividends, proceeds of sale and all other monies due and collectable attributable to the investment of the Custodial Property.

i. Custodian is authorized, in its sole discretion, to comply with orders issued or entered by any court with respect to the Custodial Property held hereunder, without determination by Custodian of such court's jurisdiction in the matter. If any portion of the Custodial Property held hereunder is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, Custodian is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action, and if Custodian complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

j. Custodian does not warrant or guarantee that any buy or sell order by Account Holder will be executed at the best posted price or timely executed. Account Holder acknowledges and agrees that (i) Custodian does not have access to every market or exchange which a particular product or financial instrument may be traded and Custodian makes no representation regarding the best price execution of any instructions, (ii) other orders may trade ahead of Account Holder's order and exhaust available volume at a posted price, (iii) exchanges, market makers or other types of sellers or purchasers may fail to honor posted or otherwise agreed-upon prices, (iv) exchanges may re-route customer orders out of automated execution systems for manual handling (in which case, execution may be substantially delayed), (iv) system delays by exchanges or third-parties executing instructions may prevent Account Holders order from being executed, may cause a delay in execution or not to be executed at the best posted price or at all, and, (v) Custodian may not promptly or in a timely manner execute Customers order(s) due to internal delays, and Custodian makes no representation that its custody services are in any way suitable for active trading or any activity requiring prompt or exact execution. The Account is not a brokerage account. Transactions may be subject to additional fees and charges by both Custodian and any third-party service providers or exchanges.

5. ACCOUNT ACCESS AND COMMUNICATIONS:

a. Custodian shall provide you and your Agent(s) with access to your Account via our website at www.primetrust.com, via the "Banq" mobile app, and/or via API's that third-parties can write into (e.g. exchanges, broker-dealers, funding portals, trading platforms, investment advisors, registered transfer agents, banks, consumer and industrial financial application providers, etc.).

b. Your Agent(s) shall be provided with access to the Account as chosen by you using the tools and settings provided to you for your Account, which may include Account information such as current and historic statements, transaction history, current asset positions, and account types and beneficiaries. It may, depending upon the settings and permissions you choose for your particular Agents, include the ability to instruct Prime Trust to take action with respect to the Custodial Property and Account, including without limitation to invest, sell, receive, deliver or transfer Custodial Property. Any actions undertaken by any of your Agents are deemed to be those of the Account Holder directly, and you agree to maintain the security of your login credentials and passwords, as well as Agent access lists and associated permissions, so only your authorized persons have access to your Account. Prime Trust shall also be entitled to rely and act upon any instructions, notices, confirmations or orders received from your Agent(s) as if such communication was received directly from the Account Holder without any required further review or approval. Account Holder is solely responsible for monitoring and supervising the actions of your Agents with respect to the Account and Custodial Property.

c. Statements of assets, along with a ledger of receipts and disbursements of Custodial Property shall be available online at www.primetrust.com, in your Account, as well as via the websites and/or applications of third-party API integrators that you select and use.

d. Custodian shall be under no obligation to forward any proxies, financial statements or other literature received by it in connection with or relating to Custodial Property held under this agreement. Custodian shall be under no obligation to take any action with regard to proxies, stock dividends, warrants, rights to subscribe, plans of reorganization or recapitalization, or plans for exchange of securities.

e. Account Holder agrees that Custodian may contact you for any reason. No such contact will be deemed unsolicited. Custodian may contact Account Holder at any address, telephone number (including cellular numbers) and email addresses as Account Holder may provide from time to time. Custodian may use any means of communication, including but not limited to, postal mail, email, telephone, or other technology to reach Account Holder.

f. ELECTRONIC STATEMENTS ELECTION:
    Account Holder agrees that Prime Trust will make statements available in electronic form only. Account Holder further agrees that you can and will log onto its Account at www.primetrust.com or on the websites or applications of its selected third-party API integrators at your discretion to view current or historic statements, as well as transaction history, assets and cash balances. Account Holder understands and agrees that under no circumstances may you request to have statements printed and mailed to you. If Account Holder desires printed statements, then you agree to log onto your Account at www.primetrust.com (or on the websites or applications of your selected third-party API integrators) and print them yourself.

6. TERM AND TERMINATION, MODIFICATION:

a. This Agreement is effective as of the date set forth below and shall continue in force until terminated as provided herein.

b. This Agreement may be terminated by either party at any time upon 30 days written notice to the other party (with email being an agreed upon method of such notice), provided, however, Prime

Trust may immediately terminate this Agreement without notice or liability in the event that (i) Prime Trust becomes aware or has reason to believe that Account Holder may be engaged in illegal activity, or (ii) termination is deemed appropriate by Prime Trust to comply with its legal or regulatory obligations.

c. This Agreement may be amended or modified only by the Custodian, or with the written agreement from the Custodian. Such amendments or modifications shall be effective on the 30th day after the Account Holder receives notice of such revision electronically via the email address shown on the records of Prime Trust.

d. If this Agreement is terminated by either party then Custodian shall deliver the Custodial Property to Account Holder as soon as practicable or, at Account Holder's request to a successor custodian. Account Holder acknowledges that Custodial Property held in Custodian's name or nominee may require a reasonable amount of time to be transferred. Upon delivery of Custodial Property, Custodian's responsibility under this Agreement ceases.

e. Notwithstanding anything to the contrary herein, this agreement shall terminate immediately upon the occurrence of any of the following events:

i. Upon death of the Account Holder, the Custodian shall continue to hold Custodial Property until such time the Custodian receives instructions from Account Holder's executor, trustee or administrator pursuant to the probate process, as applicable, and has received advice of its legal counsel to transfer such assets (which costs shall be borne by the Account Holder). In the event that no beneficiaries claim this Account then the assets may be preserved in the Account for so long as possible, until a beneficiary makes itself known or as may be subject to "unclaimed property" regulations as promulgated by state and federal regulators (at which time assets on Account may be transferred or liquidated and proceeds forwarded to such authorities as required by law or regulation).

ii. Filing of a petition in bankruptcy (by the Account Holders or by a creditor of the Account Holders). If this Agreement terminates due to the filing of a petition in bankruptcy, termination or dissolution of Account Holder, Custodian shall deliver the Custodial Property to the Court appointed representative for Account Holder. If no representative has been appointed by the Court, Custodian may deliver the Custodial Property to the person it deems to be an agent of the Account Holder and such delivery will release Custodian from any further responsibility for said Custodial Property.

iii. The legal incompetency of Account Holder, unless there is in existence a valid durable power of attorney or trust agreement authorizing another to succeed or act for Account Holder with respect to this agreement.

iv. Prime Trust becomes aware of or suspects that the Account Holder or any of its Agents are engaged in any criminal activity, material violation of the law or material breach of the terms of this Agreement.

7. TERMS OF USE, PRIVACY POLICY:

Except as set forth in this Agreement, Account Holder agrees to be bound by the Prime Trust's most current, then in effect Terms of Use and Privacy Policy, as available via links at the bottom of the www.primetrust.com website. You represent that you have reviewed such policies and in using our services hereby agree to be bound by them. In the event of any conflict between any terms or provisions of the website Terms of Use or Privacy Policy and the terms and provisions of this Agreement, the applicable terms and provisions of this Agreement shall control.

8. DISCLAIMER:

EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, PRIME TRUST MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND WHETHER EXPRESS, IMPLIED (EITHER IN FACT OR BY OPERATION OF

LAW). PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, QUALITY, ACCURACY, TITLE, AND NON-INFRINGEMENT. PRIME TRUST DOES NOT WARRANT AGAINST INTERFERENCE WITH THE USE OF THE SERVICES OR AGAINST INFRINGEMENT. PRIME TRUST DOES NOT WARRANT THAT THE SERVICES OR SOFTWARE ARE ERROR-FREE OR THAT OPERATION OR DATA WILL BE SECURE OR UNINTERRUPTED. PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL LIABILITY ARISING OUT OF THE FLOW OF DATA AND DELAYS ON THE INTERNET, INCLUDING BUT NOT LIMITED TO FAILURE TO SEND OR RECEIVE ANY ELECTRONIC COMMUNICATIONS (e.g. EMAIL). ACCOUNT HOLDER DOES NOT HAVE THE RIGHT TO MAKE OR PASS ON ANY REPRESENTATION OR WARRANTY ON BEHALF OF PRIME TRUST TO ANY THIRD PARTY. ACCOUNT HOLDER'S ACCESS TO AND USE OF THE SERVICES ARE AT ACCOUNT HOLDER'S OWN RISK. ACCOUNT HOLDER UNDERSTANDS AND AGREES THAT THE SERVICES ARE PROVIDED TO IT ON AN "AS IS" AND "AS AVAILABLE" BASIS. PRIME TRUST EXPRESSLY DISCLAIMS LIABILITY TO ACCOUNT HOLDER FOR ANY DAMAGES RESULTING FROM ACCOUNT HOLDER'S RELIANCE ON OR USE OF THE SERVICES.

9. LIMITATION OF LIABILITY; INDEMNIFICATION:

1. Disclaimer of Liability and Consequential Damages.
CUSTODIAN SHALL NOT BE LIABLE FOR ANY ACTION TAKEN OR OMITTED BY IT IN GOOD FAITH UNLESS AS A RESULT OF ITS GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, IN EACH CASE AS DETERMINED BY A COURT OF COMPETENT JURISDICTION, AND ITS SOLE RESPONSIBILITY SHALL BE FOR THE HOLDING AND DISBURSEMENT OF THE CUSTODIAL PROPERTY IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT, SHALL HAVE NO IMPLIED DUTIES OR OBLIGATIONS AND SHALL NOT BE CHARGED WITH KNOWLEDGE OR NOTICE OF ANY FACT OR CIRCUMSTANCE NOT SPECIFICALLY SET FORTH HEREIN, ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES, NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, PRIME TRUST WILL NOT, UNDER ANY CIRCUMSTANCES, BE LIABLE TO ACCOUNT HOLDER FOR CONSEQUENTIAL, INCIDENTAL, SPECIAL, OR EXEMPLARY DAMAGES ARISING OUT OF OR RELATED TO ANY INVESTMENT OR TRANSACTION OCCURRING UNDER THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO, LOST PROFITS OR LOSS OF BUSINESS, EVEN IF PRIME TRUST HAS BEEN ADVISED OF THE LIKELIHOOD OF SUCH LOSS OR DAMAGE AND REGARDLESS OF THE FORM OF ACTION. THIS INCLUDES ANY LOSSES OR PROBLEMS OF ANY TYPE RESULTING FROM INCIDENTS OUTSIDE OF OUR DIRECT CONTROL, INCLUDING BUT NOT LIMITED TO ERRORS, HACKS, THEFT OR ACTIONS OF ISSUERS, TRANSFER AGENTS, SMART CONTRACTS, BLOCKCHAINS AND INTERMEDIARIES OF ALL TYPES.

2. Cap on Liability.
ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES UNDER NO CIRCUMSTANCES WILL PRIME TRUST'S TOTAL LIABILITY OF ANY AND ALL KINDS ARISING OUT OF OR RELATED TO THIS AGREEMENT (INCLUDING BUT NOT LIMITED TO WARRANTY CLAIMS), REGARDLESS OF THE FORM AND REGARDLESS OF WHETHER ANY ACTION OR CLAIM IS BASED ON CONTRACT, TORT, OR OTHERWISE, EXCEED THE TOTAL AMOUNT OF FEES PAID, IF ANY, BY ACCOUNT HOLDER TO PRIME TRUST UNDER THIS AGREEMENT DURING THE TWELVE (12) MONTH PERIOD PRIOR TO THE OCCURRENCE OF THE EVENT GIVING RISE TO SUCH LIABILITY.

3. General Indemnification.
Account Holder hereby agrees to indemnify, protect, defend and hold harmless Prime Trust and its officers, directors, members, shareholders, employees, agents, partners, vendors, successors and assigns from and against any and all third party claims, demands, obligations, losses, liabilities, damages, regulatory investigations, recoveries and deficiencies (including interest, penalties and reasonable attorneys' fees, costs and expenses), which Prime Trust may suffer as a result of: (a) any

breach of or material inaccuracy in the representations and warranties, or breach, non-fulfillment or default in the performance of any of the conditions, covenants and agreements, of Account Holder contained in this Agreement or in any certificate or document delivered by Account Holder or its agents pursuant to any of the provisions of this Agreement, or (b) any obligation which is expressly the responsibility of Account Holder under this Agreement, or (c) any other cost, claim or liability arising out of or relating to operation or use of the license granted hereunder, or, (d) any breach, action or regulatory investigation arising from Account Holder's failure to comply with any state blue sky laws or other securities laws any applicable laws, and/or arising out of any alleged misrepresentations, misstatements or omissions of material fact in the Account Holders' offering memoranda, general solicitation, advertisements and/or other offering documents. Account Holder is required to immediately defend Prime Trust including the immediate payment of all attorney fees, costs and expenses, upon commencement of any regulatory investigation arising or relating to Account Holder's offering and/or items in this Section 9.3(a) through (d) above. Any amount due under the aforesaid indemnity will be due and payable by Account Holder within thirty (30) days after demand thereof. The indemnity obligations of Account Holder hereunder shall survive any termination of this Agreement and the resignation or removal of Custodian hereunder.

4. Limitation on Prime Trust's Duty to Litigate.
Without limiting the foregoing, Prime Trust shall not be under any obligation to defend any legal action or engage in any legal proceedings with respect to the Account or with respect to any property held in the Account unless Prime Trust is indemnified to Prime Trust's satisfaction. Whenever Prime Trust deems it reasonably necessary, Prime Trust is authorized and empowered to consult with its counsel in reference to the Account and to retain counsel and appear in any action, suit or proceeding affecting the Account or any of the property of the Account. All fees and expenses so incurred shall be for the Account and shall be charged to the Account.

5. Third Party Claims.

i. Account Holder agrees to bear sole responsibility for the prosecution or defense, including the employment of legal counsel, of any and all legal actions or suits involving the Account, which may arise or become necessary for the protection of the investments in that Account, including any actions lodged against the Custodian. Account Holder also agrees to bear sole responsibility for enforcing any judgments rendered in favor of the Account, including judgments rendered in the name of Prime Trust as Custodian of the Account.

ii. Account Holder agrees to be responsible for any and all collection actions, including contracting with a collection agency or institutional legal action, and bringing any other suits or actions which may become necessary to protect the rights of the Account. Account Holder understands that any legal filings made on behalf of this Investment are to be made on behalf of beneficial owners for whom Prime Trust acts as custodian. Account Holder agrees not to institute legal action on behalf of the Account without Custodian's written consent to litigate and that Account Holder shall prosecute any legal action. Account Holder agrees that any such legal action will be carried out in a manner that does not cause Custodian to incur any costs or legal exposure.

6. Custodian may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or its duties hereunder, or relating to any dispute involving any disbursements or services contemplated herein, and shall incur no liability and shall be fully indemnified by you from any liability whatsoever in acting in accordance with the advice of such counsel. Account Holder shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel and fees may be deducted from Customer's account, including the liquidation of assets if needed in order to make cash available to settle such costs.

10. NOTICES:

All notices permitted or required by this Agreement will be via electronic mail ("email"), and will be deemed to have been delivered and received upon sending via any SMTP delivery service chosen by Prime Trust. Notices shall be delivered to the addresses on record which, if to Prime Trust shall be to support@primetrust.com and if to Account Holder shall be to the email address on file in your Account.

11. SEVERABILITY:

If any provision of this Agreement is for any reason found to be ineffective, unenforceable, or illegal by any court having jurisdiction, such condition will not affect the validity or enforceability of any of the remaining portions hereof.

12. NO LEGAL, TAX OR ACCOUNTING ADVICE:

Account Holder agrees without reservation that Prime Trust is NOT providing any legal, tax or accounting advice in any way, nor on any matter, regardless of the tone or content of any communication (oral, written or otherwise). Account Holder shall rely solely on its own legal, tax, accounting and other professional advisors for any such advice and on all matters.

13. NO INVESTMENT ADVICE OR RECOMMENDATIONS:

Account Holder agrees that Prime Trust is not providing any investment advice, nor do we make any recommendations regarding any securities or other assets to Account Holder. Account Holder agrees that it will not construe any communications from Prime Trust or any person associated with Prime Trust, whether written or oral, to be legal, investment, due diligence, valuation or accounting advice and agrees to only and exclusively rely on the advice of Account Holder' s attorneys, accountants and other professional advisors, including any Agents, investment advisers or registered broker-dealers acting on your behalf.

14. ELECTRONIC COMMUNICATIONS NOTICE AND CONSENT:

Each of Account Holder and Prime Trust hereby agree that all current and future notices, confirmations and other communications regarding this Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth in the Notices section above or as otherwise from time to time changed or updated and disclosed to the other party, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients' spam filters by the recipients email service provider, or due to a recipients' change of address, or due to technology issues by the recipients' service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to Account Holder, and if Account Holder desire physical documents then it agrees to be satisfied by directly and personally printing, at Account Holder's own expense, either the electronically-sent communication(s) or the electronically available communications by logging onto Account Holder's Account at www.primetrust.com and then maintaining such physical records in any manner or form that Account Holder desire. Account Holder's Consent is Hereby Given: By signing this Agreement electronically, Account Holder explicitly agrees to this Agreement and to receive documents electronically, including a copy of this signed Agreement as well as ongoing disclosures, communications and notices.

15. ASSIGNMENT:

No party may transfer or assign its rights and obligations under this Agreement without the prior written consent of the other parties. Notwithstanding the foregoing, without the consent of the other parties, any party may transfer or assign its rights and obligations hereunder in whole or in part (a) pursuant to any merger, consolidation or otherwise by operation of law, and (b) to the successors and assigns of all or substantially all of the assets of such assigning party, provided such entity shall be bound by the terms hereof. This Agreement will be binding upon and will inure to the benefit of the proper successors and assigns.

16. BINDING ARBITRATION, APPLICABLE LAW AND VENUE, ATTORNEYS FEES:

This Agreement is governed by and will be interpreted and enforced in accordance with the laws of the State of Nevada without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, with venue in Clark County, Nevada, pursuant to the rules of the American Arbitration Association. Account Holder and Prime Trust each consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waives any right it may have to object to either the method or jurisdiction for such claim or dispute. In the event of any dispute among the parties, the prevailing party shall be entitled to recover damages plus reasonable costs and attorney's fees and the decision of the arbitrator shall be final, binding and enforceable in any court.

17. COUNTERPARTS, FACSIMILE, EMAIL, SIGNATURES:

This Agreement may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one and the same instrument, binding on each signatory thereto. This Agreement may be executed by signatures, electronically or otherwise, delivered by facsimile or email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

18. FORCE MAJEURE:

No party will be liable for any default or delay in performance of any of its obligations under this Agreement if such default or delay is caused, directly or indirectly, by fire, flood, earthquake or other acts of God; labor disputes, strikes or lockouts; wars, rebellions or revolutions; riots or civil disorder; accidents or unavoidable casualties; interruptions in transportation or communications facilities or delays in transit or communication; supply shortages or the failure of any person to perform any commitment to such party related to this Agreement; or any other cause, whether similar or dissimilar to those expressly enumerated in this Section, beyond such party's reasonable control.

19. INTERPRETATION:

Each party to this Agreement has been represented by or had adequate time to obtain the advice and input of independent legal counsel with respect to this Agreement and has contributed equally to the drafting of this Agreement. Therefore, this Agreement shall not be construed against either party as the drafting party. All pronouns and any variation thereof will be deemed to refer to the masculine and feminine, and to the singular or plural as the identity of the person or persons may require for proper interpretation of this Agreement. And it is the express will of all parties that this Agreement is written in English and uses the font styles and sizes contained herein.

20. CAPTIONS:

The section headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

21. ENTIRE AGREEMENT, AMENDMENTS:

This Agreement sets forth the entire understanding of the parties concerning the subject matter hereof, and supersedes any and all prior or contemporaneous communications, representations or agreements between the parties, whether oral or written, regarding the subject matter of this Agreement, and may not be modified or amended, except by a written instrument executed after the effective date of this Agreement by the party sought to be charged by the amendment or modification.

22. CAPACITY:

Account Holder hereby represents that the signer(s) of this Agreement are over the age of 18 and have all proper authority to enter into the Agreement. Furthermore, if Account Holder is an entity (e.g. corporation, trust, partnership, etc. and not an individual) then the entity is in good standing in its state, region or country of formation; which Account Holder agrees to produce evidence of such authority and good standing if requested by Custodian. Account Holder agrees to provide Prime Trust with any additional information required to open the Account, including beneficial owners and other customer information. Account Holder represents that the information provided is complete and accurate and shall immediately notify Prime Trust of any changes.

23. SERVICES NOT EXCLUSIVE:

Nothing in this Agreement shall limit or restrict the Custodian from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

24. INVALIDITY:

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

25. SUBSTITUTE IRS FORM W-9

Under penalties of Perjury, Account Holder certifies that: (1) The tax identification number provided to Prime Trust by Account Holder, if Account Holder is a US person, is the correct taxpayer identification number and (2) Account Holder is not subject to backup withholding because: (a) Account Holder is exempt from backup withholding, or, (b) Account Holder has not been notified by the Internal Revenue Service (IRS) that it is subject to backup withholding. Account Holder agrees to immediately inform Prime Trust in writing if it has been, or at any time in the future is notified by the IRS that Account Holder is subject to backup withholding. Account Holders acknowledge that failing to provide accurate information may result in civil penalties.

Agreed as of _____ by and between:

ACCOUNT NAME:

SIGNATURE:
TITLE, if any:

PRIME TRUST, LLC

By:_____
Name: Scott Purcell
Title: Chief Trust Officer

- 30 -

Exhibit C

Amended and Restated Certificate of Incorporation

(See attached.)

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

OF

AI4SEC, INCORPORATED

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

AI4SEC, Incorporated, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1.   That the name of this corporation is AI4SEC, Incorporated, and that this corporation was originally incorporated pursuant to the General Corporation Law on May 22, 2019 under the name AI4SEC, Incorporated.

2.   That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of the corporation is:

AI4SEC, Incorporated (the "**Corporation**").

SECOND: The address of its registered office in the State of Delaware is: 16192 Coastal Highway, in the City of Lewes, County of Sussex, Zip Code 19958. The name of its registered agent at such address is Harvard Business Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 16,600,000 shares of Common Stock, $0.001 par value per share ("**Common Stock**") and (ii) 600,000 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**").

The rights, preferences, privileges, restrictions and other matters relating to the capital stock of the Corporation are as follows:

A.   COMMON STOCK

1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   <u>Voting</u>. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

3.   <u>Dividends</u>. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Common Stock then outstanding shall receive a dividend on each outstanding share of Common Stock, calculated on the record date for determination of holders entitled to receive such dividend.

B.   PREFERRED STOCK

600,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**".

The Series A Preferred Stock shall be non-voting, and the holders of Series A Preferred Stock shall not have the power to vote on, consent to or approve any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written action of stockholders in lieu of meetings).

Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections and Sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Series A Preferred Stock.

1.   <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.</u>

1.1   <u>Payments</u>.

1.1.1   <u>Payments Upon Dissolution Event</u>. In the event of any Dissolution Event (as defined below), but not including any Liquidity Event (as defined below), (a) the holders of shares of Preferred Stock then outstanding, (b) the holders of instruments then outstanding sharing in the distribution of proceeds of the Corporation, and (c) the holders of shares of Common Stock then outstanding, shall be entitled to be paid out of the assets available for distribution to the stockholders in such Dissolution Event, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Amended and Restated Certificate of Incorporation immediately prior to such Dissolution Event.

1.1.2   Payments to Holders of Preferred Stock Upon Liquidity Event. In the event of any Liquidity Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution, or out of the consideration payable, to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Original Issue Price (as defined below) applicable to the Preferred Stock, plus any dividends declared but unpaid thereon. "**Original Issue Price**" means, with respect to the Series A Preferred Stock, $8.75 per share. If upon such Liquidity Event, the assets of the Corporation available for distribution, or the consideration payable, to its stockholders, is insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1.2, the holders of shares of Preferred Stock shall share ratably in any distribution of such assets or payment of such consideration in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.1.2   Distribution of Remaining Assets Upon Liquidity Event. In the event of any Liquidity Event, after the payment in full of all amounts required to be paid to the holders of shares of Preferred Stock pursuant to Section 1.1.2, the remaining assets of the Corporation available for distribution, or the remaining consideration payable, to its stockholders, shall be distributed among (a) the holders of shares of Preferred Stock then outstanding, (b) the holders of instruments then outstanding sharing in the distribution of proceeds of the Corporation, and (c) the holders of shares of Common Stock then outstanding, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Amended and Restated Certificate of Incorporation immediately prior to such Liquidity Event.

1.2   Definitions.

1.2.1   Dissolution Event. Each of the following events shall be considered a "**Dissolution Event**":

(a)   a voluntary termination of operations of the Corporation;

(b)   a general assignment for the benefit of the Corporation's creditors; or

(c)   any other liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (but not including any Liquidity Event).

1.2.2   Liquidity Event. Each of the following events shall be considered a "**Liquidity Event**":

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, in each case, excluding any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the

Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.   Conversion. Each share of Preferred Stock shall be convertible, from time to time in accordance with the terms and conditions of this Amended and Restated Certificate of Incorporation, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Series A Preferred Stock shall initially be equal to $8.75. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

2.1   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the first date following the date the first share of Series A Preferred Stock was issued (the "**Original Issue Date**"), effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

2.2   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

2.3   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

2.4   Adjustment for Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 2.2 or 2.3), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 2 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 2 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

2.5   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 2, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

2.6   Notice of Record Date. In the event:

(a)   that the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation; or

(c)   of any Dissolution Event or any Liquidity Event;

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws so provide.

SIXTH: The Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws of the Corporation. The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws of the Corporation.

SEVENTH: To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of the foregoing provisions of this Article SEVENTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions occurring prior to, such repeal or modification.

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature page follows.]

This Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on_____, 2021.

By: /s/ Gonzalo de Velasco
   Gonzalo de Velasco, Chief Executive Officer